Exhibit 2.1
DATED November 23, 2010
(1) SHELL U.K. LIMITED
AND
(2) ENDEAVOUR ENERGY UK LIMITED

SALE AND PURCHASE AGREEMENT
relating to
Licence P.255, Block 22/6a North

Table of Contents

1. Definitions	3
2. Sale and Purchase of the Interests	12
3. Consideration	13
4. Interim Period	19
5. Completion	21
6. Indemnities	24
7. Ongoing Obligations and Liabilities	36
8. Announcements	36
9. Notices	36
10. Costs and Expenses	38
11. Taxation	38
12. Confidentiality	42
13. Variation	43
14. Assignment	43
15. General	43
16. Rights of Third Parties	44
17. Governing Law	44
Schedule 1 The Licence, the Licensed Interest Documents and other related information
Schedule 2 Allocation of Consideration for Taxation Purposes
Schedule 3 Working Capital
Schedule 4 Form of Working Interest Assignment
Schedule 5 Interim and Final Completion Statement Formats
Schedule 6 Work Programmes and Budgets

THIS AGREEMENT is made on the                      day of                      2010
BETWEEN
(1)	SHELL U.K. LIMITED, a company incorporated in England (company number 00140141) and having its registered office at Shell Centre, London, SE1 7NA (the “Seller”); and

(2)	ENDEAVOUR ENERGY UK LIMITED, a company incorporated in England (company number 05030838) and having its registered office at 33rd Floor, City Point, One Ropemaker Street, London, EC2Y 9UE (the “Purchaser”).
WHEREAS the Seller wishes to sell and the Purchaser wishes to buy the Interests on the terms and conditions set out herein.
NOW THEREFORE IT IS HEREBY AGREED as follows:
1.	Definitions

1.1	In this Agreement the following expressions shall, except where the context otherwise requires, have the following respective meanings:

“Accruals Basis of Accounting”: means the basis of accounting under which costs and benefits are regarded as applicable to the period in which the liability to the cost is incurred or the right to the benefit arises regardless of when invoiced, paid or received;

“Adjustment”: means any or all (as the context may require) of the adjustments under any of the Adjustment Clauses;

“Adjustment Clauses”: means Clauses 3.3 to 3.11 inclusive, Clause 3.14 and Clauses 11.2 and 11.3;

“Affiliate”: means
(a)	in the case of the Seller, Royal Dutch Shell plc and any entity which Royal Dutch Shell plc directly or indirectly controls provided that:
(i)	an entity directly controls another entity if it owns fifty per cent (50%) or more of the voting rights attached to the issued share capital of the other entity; and

(ii)	an entity indirectly controls another entity if a series of entities can be specified, beginning with the first entity and ending with the other entity, so related that each entity of the series (except the ultimate controlling entity) is directly controlled by one or more of the entities earlier in the series; and

(b)	in the case of the Purchaser,
(i)	if the Purchaser is a subsidiary of another company, the Purchaser’s ultimate holding company and any subsidiary (other than the Purchaser itself) of the Purchaser’s ultimate holding company; or

(ii)	if the Purchaser is not a subsidiary of another company, any subsidiary of the Purchaser.
For the purpose of this paragraph (b), “holding company” and “subsidiary” have the meanings given to them in section 1159 of the Companies Act 2006 and a company shall be treated, for the purposes only of the membership requirement contained in subsections 1159(1)(b) and (c), as a member of another company even if its shares in that other company are registered in the name of (a) a person (or its nominee) by way of security or in connection with the taking of security or (b) its nominee;
“Agreed Rate”: means the London Inter Bank Offer Rate for one month for the currency in question as quoted in the British Bankers’ Association internet site (www.bba.org.uk/public/libor) for the first day of the relevant period in respect of which interest is to be calculated plus one (1) per cent. If the first day of the relevant period is not a Business Day then the rate to be used is that for the most recent Business Day preceding the first day of the relevant period. For periods longer than one month, the Agreed Rate shall be reset monthly on the day in each subsequent calendar month most closely corresponding to the first day of the relevant period;
“Agreement”: means this agreement including the recitals hereof and the Schedules hereto;
“Assignment Documents”: means the assignment and novation agreements, together with such other documents as the Parties agree (such agreement not to be unreasonably withheld) are necessary to effect the assignment and transfer of the Interests to the Purchaser and release the Seller and its Affiliates from contractual liability to Relevant Third Parties and other third parties with respect to the Interests (including any parent company guarantees required of the Purchaser in support of the Purchaser’s obligations under any of the Licensed Interest Documents);
“Associated Parties”: means in relation to a Party, its successors, permitted assigns, and Affiliates and the directors, officers, employees and contractors engaged as staff of it or of its Affiliates;
“Base Consideration”: has the meaning set out in Clause 3.1.1;
“Benefits”: means all income, receipts, credits, rebates and other benefits of whatever nature and howsoever arising in respect of the Interests;
“Block”: means a licence block in relation to the United Kingdom Continental Shelf;

“Business Day”: means a day (other than a Saturday, a Sunday or a legal bank or public holiday) on which banks are or, as the context may require, were generally open for business in England;
“CAA2001”: means the Capital Allowances Act 2001;
“Cash Calls Adjustment”: has the meaning given in Clause 3.6;
“Claim” or “Claims”: means any claim, potential claim, counterclaim, potential counterclaim, right of set off, rights, disputes, defences, complaints, indemnity, cause of action or interest of any kind or nature whatsoever, whether known or unknown, suspected or unsuspected, however and whenever arising and in whatever capacity and jurisdiction;
“Completion”: means the completion of the sale and purchase of the Interests in accordance with the provisions of this Agreement;
“Completion Date”: means the date on which Completion takes place;
“Conditions Precedent”: means the conditions precedent contained in or referred to in Clause 2.2;
“Consequential Loss”: means:
(a)	loss of revenue, production or profits; and/or

(b)	losses associated with business interruption; and/or

(c)	loss of bargain (other than in respect of this Agreement), contract (other than in respect of this Agreement), expectation or opportunity; and/or

(d)	any loss, claim or expense which arises out of or is connected with the sale, disposal, exchange or use of, or the transportation or processing of, any production from the Interests; and/or

(e)	any increase in operating or other costs; and/or

(f)	all indirect or consequential losses or damages howsoever arising;
“Consideration”: has the meaning given in Clause 3.1.1;
“CT”: means Corporation Tax as charged under the Corporation Taxes Act 2009 (as amended) which, for the avoidance of doubt includes the supplement to Corporation Tax charged under the Corporation Tax Act 2010.
“Damages Payment”: has the meaning given in Clause 6.27.1;
“Data”: means all accounts, books, data and reports in the possession , custody or control of the Seller and its Affiliates relating to the Interests including correspondence, petroleum engineering, reservoir engineering, drilling, geoscientific, seismic and all other kinds of technical data and reports, samples, well logs and analyses in whatever form the same are maintained, but excluding

Interpretative Data, Traded Data and any data which cannot be provided to the Purchaser because such transfer is prohibited by the agreement under which it was acquired;
“Data Room Documents”: means the documents and other information relating to the Interests as shown on the list attached to the Disclosure Letter and, where the context so admits, any one or more of such documents;
“Decommissioning Obligations”: has the meaning given in Clause 6.4;
“Deferred Purchase Price”: has the meaning given in Clause 3.1.1(a)(ii);
“Disclosure Letter”: means the letter of even date herewith delivered to the Purchaser by the Seller;
“Dollars” or “$” or “United States Dollars” or “US$”: means dollars of the United States of America;
“Economic Date”: means 00:00 hours (Greenwich Mean Time) at the beginning of 1st January 2010;
“Encumbrance”: means any mortgage, charge (fixed or floating), pledge, lien, hypothecation, trust, right of set-off or other third party right or interest (legal or equitable) including any right of pre-emption, assignment by way of security, net profit interest, carried interest, overriding royalties, production payments or any other security interest of any kind howsoever created or arising ;
“Environment”: means all or any of the following, alone or in combination, the air (including all contaminants within the air, the air within buildings and the air within any other natural or man-made structures above or below ground or above or below water), water (including water produced from wells, seawater inside or outside any territorial limits, freshwater and water under or within land or in pipes or sewerage systems), soil and land (including subsoil, the seabed and land under water) and any ecological systems and living organisms supported by those media including man;
“Environmental Laws”: means all European Community law, international treaties, national, federal, provincial, state or local statutes, the common law, and any codes of law (having legal effect), in each case in the form as existing and applied at the relevant time in any relevant jurisdiction concerning:
(a)	harm or damage to or protection of the Environment and/or the provision of remedies in respect of or compensation for harm or damage to the Environment; and/or

(b)	emissions, discharges, releases or escapes into or the presence in the Environment of Hazardous Substances or the production, processing, management, treatment, storage, transport, handling or disposal of Hazardous Substances or the disposal, abandonment and/or making safe of any platform or other facility, clean up, remediation; and/or

(c)	workplace or public health,

and any bylaws, regulations or subordinate legislation, judgements, decisions, notices, orders, circulars, technical instructions, licences or permits and codes of practice from time to time issued or made thereunder at the relevant time;
“Environmental Obligations”: has the meaning ascribed in Clause 6.5;
“Excess Recovery”: shall have the meaning ascribed in Clause 6.27.4;
“Execution Date”: means the date of this Agreement;
“Field”: means the Bacchus Field;
“Final Completion Statement”: has the meaning given in Clause 3.11;
“First Oil”: shall have the meaning ascribed in Clause 3.1.2(a);
“Gas”: means a mixture of Natural Gas and NGLs;
“Hazardous Substances”: means any wastes, pollutants, contaminants and any other natural or artificial substances (whether in the form of a solid, liquid, gas or vapour, and whether alone or in combination) which are capable of causing harm or damage to the Environment;
“HMRC”: means Her Majesty’s Revenue & Customs;
“Initial Purchase Price”: has the meaning set out in Clause 3.1.1(a)(i);
“Interests”: means:
(a)	an undivided legal interest in the Licence and its Twenty per cent (20.00%) beneficial interest in Block 22/6a North (sometimes also referred to as Block 22/6s North) as defined in and pursuant to the Trust Deed including the Field but excluding those parts of the Nelson Field (as also defined in the Trust Deed) as may from time to time lie in Block 22/6a North as a result of a lateral extension thereof;

(b)	the Seller’s entire legal and beneficial interest in and under (i) the JOA in respect of Block 22/6a North and (ii) the Licensed Interest Documents (other than the JOA and the Licence) relating to the Interests Area;

(c)	the Seller’s entire interest in the Wells,
together in each case with all rights, duties, liabilities and obligations attaching thereto and including:
(i)	the right, to take and receive all production of Petroleum attributable to the Seller’s interests referred to at paragraphs (a) and (b) above; and

(ii)	a consequent share of the Seller’s right, title and interest in and to jointly owned funds, jointly owned property and all other assets (including the Seller’s interest in the Data) which are or may be attributable to the Seller’s interests referred to in paragraphs (a) and (b) above;

“Interests Area”: means the area covered by Block 22/6a North as defined in and pursuant to the Trust Deed;
“Interests Information”: has the meaning given in Clause 4.3;
“Interim Completion Statement”: has the meaning given in Clause 3.9;
“Interim Period”: means the period from and including the Economic Date up to and including the Completion Date;
“Interim Period Adjustment”: has the meaning given in Clause 3.3.1;
“Interpretative Data”: means data generated by the Seller or its Affiliates or its and their advisers solely for the Seller’s own internal analyses and interpretations;
“JOA”: means the joint operating agreement or joint operating agreements currently in force (if any) in respect of operations pursuant to a Licence and identified as such in the relevant Part of Schedule 1;
“Joint Account”: means any joint account held by the relevant Operator in accordance with any of the Licensed Interest Documents;
“Joint Account Billings”: means the financial statements produced by the Operator under the Licensed Interest Documents regarding the Joint Account in respect of the Interests;
“Licence”: means the licence of which details are set out in Schedule l and shall include any deed entered into by the Secretary and the relevant licensees in respect of the extension of said licence beyond its current expiry date;
“Licensed Interest Documents”: means those documents listed as such in Schedule 1 and, where the context so admits, any one or more of such documents;
“Longstop Date”: has the meaning given in Clause 2.4;
“Master Deed”: means that deed dated 28 April 2003 between the Secretary and the Contracting Parties and the Administrator (as therein defined) providing for a voluntary arrangement for the transfer of rights and obligations under contractual arrangements in respect of UKCS licences;
“Natural Gas”: means any hydrocarbon or mixture of hydrocarbons and other gases consisting primarily of methane which at normal operating conditions of temperature and pressure are or is predominantly in the gaseous state;
“NGL(s)”: means any mixture of hydrocarbons consisting predominantly of ethane, propane, butane and heavier hydrocarbons extracted by physical means from Gas;
“Obligations”: means all costs, charges, expenses, duties, liabilities and obligations of whatever nature and howsoever arising in respect of the Interests;

“Oil”: means crude oil and other hydrocarbons produced at the wellhead in liquid form and liquid hydrocarbons recovered or extracted from gas which are generally in liquid phase at normal operating conditions of temperature and pressure, but shall exclude NGLs;
“Operator”: means in relation to each JOA, the entity appointed operator pursuant to that JOA and, in the case of each JOA, the current Operator is identified in the relevant Part of Schedule l;
“Other Cash Payments Adjustment”: (being the Adjustment in respect of non-cash call expenditures) has the meaning given in Clause 3.7;
“Other Cash Receipts Adjustment”: (being the Adjustment in respect of non-Petroleum receipts) has the meaning given in Clause 3.8;
“Party”: means a party to this Agreement and “Parties” means both of the parties to this Agreement;
“Petroleum”: shall have the meaning given in the Licence;
“Pounds”, “£” or “Sterling”: means pounds sterling of the United Kingdom;
“Purchaser’s Account”: means such account or accounts as the Purchaser shall nominate in writing to the Seller;
“Relevant Third Parties”: mean the parties (other than the Parties) to any or all of the Licensed Interest Documents;
“Safety Obligations”: has the meaning ascribed in Clause 6.6;
“Secretary”: means the Secretary of State for Energy and Climate Change or his successor in function;
“Secretary’s Consents”: means the consents and approvals of the Secretary (whether express consent or deemed consent) to the transfer of the Interests to the Purchaser;
“Section 29 Notice”: means any notice issued under Section 29 of the Petroleum Act 1998, whether before, on or after the Economic Date, relating to any structure, pipeline, platform, installation or facility relating to the Field or otherwise within the Licence;
“Securities and Exchange Commission”: means the Securities and Exchange Commission of the United States of America;
“Seller’s Account”: means:
(a)	in respect of Sterling amounts:

Sort Code: 40-50-30; Account No. 40188698; Account Name: Shell UK Ltd (Exploration and Production);

Swift Code: ABNAGB2L; IBAN No: GB17 ABNA 4050 3040 1886 98 at Royal Bank of Scotland, 250 Bishopsgate, London EC2M 4AA;

(b)	in respect of Dollars amounts:

Sort Code: 60-92-42 Account No. 15115173; Account Name: Shell UK Ltd; Swift Code: CHASGB2L; IBAN No GB54CHAS60924215115173 at JP Morgan Chase Bank, 125 London Wall, EC2Y 5AJ;
“Stamp Duty Land Tax”: means stamp duty land tax as referred to in Section 42 of the Finance Act 2003;
“Taxation”: means all forms of taxation, duties, levies, imposts, charges and withholdings, direct or indirect, created or imposed by any taxing, fiscal or other appropriate authority of the United Kingdom and (without prejudice to the generality of the foregoing) includes:
(a)	CT, VAT and any other forms of taxation, duties, levies, imposts, charges, Stamp Duty Land Tax, climate change levy or withholdings similar to or supplementing or replacing the foregoing or any of them; and

(b)	all penalties, charges, interest, fines costs and expenses, loss of relief, allowance or credit relating to any form of, or claim for, taxation or other imposition referred to in paragraph (a);
“Taxation Adjustment”: has meaning given in Clause 11.3;
“Taxation Authority”: means HM Revenue & Customs, the Department for Work and Pensions and any other governmental or other authority whatsoever competent to impose any Taxation in the United Kingdom;
“The London Stock Exchange”: means the London Stock Exchange Limited;
“Third Party Sum”: has the meaning given in Clause 6.27.2;
“Time Value Adjustment”: has the meaning given in Clause 3.14.1;
“Traded Data”: means, with respect to a Block comprised within the Interests, data which relates to an area outside such Block and which has been acquired by trade, purchase or otherwise by and on behalf of the Seller (either alone or in conjunction with third parties) from a third party or parties, and/or data which relates to such a Block and has been acquired as aforesaid which in either case cannot be provided to the Purchaser because such transfer is prohibited by the agreement under which it was acquired;
“Trust Deed”: means the Trust Deed relating to United Kingdom Petroleum Production Licence No. P.255 dated 15th September 2006 and made between the Seller, Esso Exploration and Production UK Limited, Maersk Oil Limited,

Noble Energy (Europe) Limited, Talisman North Sea Limited and Apache North Sea Limited;
“UKCS”: means the United Kingdom Continental Shelf;
“VAT”: means value added tax as charged under the Value Added Tax Act 1994;
“Warranties”: means the warranties and representations contained in Clause 6;
“Warranty Claim”: means a claim in respect of any breach of the Warranties or Clauses 1.8 or 4.6;
“Well” or “Wells”: means all wellbores within the Interests Area, both abandoned and not abandoned, including oil wells, gas wells, injection wells, disposal wells, and water wells including specifically the wells numbered 22/6a-14, 22/6a-14z and 22/6a-15;
“Work Programmes and Budgets”: means the work programmes and budgets in the form set out in Schedule 6; and
“Working Capital Adjustment”: has the meaning given in Clause 3.5.1.
1.2	All references to Clauses and Schedules are, unless otherwise expressly stated, references to clauses of and schedules to this Agreement.

1.3	The headings in this Agreement are inserted for convenience only and shall be ignored in construing this Agreement. Unless the context otherwise requires, in this Agreement the singular shall include the plural and vice versa.

1.4	Except to the extent of the reference made thereto in the definition of “Affiliate”, reference to statutory provisions shall be construed as a reference to those provisions as amended, consolidated, extended or re-enacted from time to time.

1.5	Any reference to “writing” or “written” includes faxes and any legible reproduction of words delivered in permanent and tangible form (but does not include email).

1.6	References in this Agreement to the words “include”, “including” and “other” shall be construed as being without prejudice to the generality of the wording which precedes them and as being without limitation and in the cases of “include” and “including” shall be construed as if immediately followed by the words “without prejudice to the generality of the foregoing”.

1.7	References in this Agreement to any agreement shall, be construed as a reference to such agreement as the same may be supplemented, amended and/or novated from time to time.

1.8	Where a representation or warranty is qualified by the words “so far as the Seller is aware”, or any similar expression, such words shall be construed as referring to the actual knowledge or awareness of the directors of the Seller or the Seller’s NOV Manager UK (together the “Relevant Persons) and further the Seller acknowledges that it hereby represents to the Purchaser that due and careful enquiry has been made of the Relevant Persons and the Seller has used all reasonable endeavours to ensure that such statement is accurate. The Seller shall not be required to make enquiries of any other person.

1.9	The Schedules form part of this Agreement and have full force and effect as if expressly set out in the main body of this Agreement.

2.	Sale and Purchase of the Interests

2.1	Subject to the terms of this Agreement, the Seller hereby agrees to sell and transfer to the Purchaser and the Purchaser hereby agrees to purchase and acquire from the Seller the Interests on Completion free from Encumbrances (other than those arising under the Licensed Interest Documents), to the Purchaser, and the Purchaser hereby agrees to acquire from the Seller, the Interests. The Parties acknowledge that for certain purposes as set out in this Agreement, the transfers referred to in this Clause 2.1 shall, as between the Parties, be deemed to be made with effect on and from the Economic Date. Accordingly it is intended that, applying the Accruals Basis of Accounting:
2.1.1	the Seller shall be liable for and bear the cost of the Obligations which relate to matters in respect of any period prior to the Economic Date (other than — without prejudice to the provisions of Clause 6.10 — Decommissioning Obligations, Safety Obligations and Environmental Obligations) and shall receive the benefit of all Benefits which relate to matters in respect of such period; and

2.1.2	(without prejudice to Clauses 6.4 to 6.6 inclusive) the Purchaser shall be liable for and bear the cost of the Obligations which relate to matters in respect of any period on or after the Economic Date and shall receive the benefit of all Benefits which relate to matters in respect of such period.
2.2	The obligations of the Parties to complete the sale and purchase of the Interests under this Agreement are conditional on fulfilment or waiver of the following conditions precedent:
2.2.1	receipt of all necessary written consents, approvals or waivers as the case may be from the Relevant Third Parties in relation to the transfer by the Seller to the Purchaser of the Interests, in form and substance reasonably acceptable to the Seller and the Purchaser, including execution of the Assignment Documents by all signatories thereto other than the Seller and the Purchaser; and

2.2.2	receipt of the Secretary’s Consents, which are in all material respects accurate and complete.
2.3	The contract of sale and purchase set out in this Agreement is in respect of all and not part only of the Interests and therefore the Purchaser shall not be obliged to purchase, nor shall the Seller be obliged to sell, part only of the Interests.

2.4	The Parties shall each use all reasonable endeavours to obtain fulfilment of the Conditions Precedent as soon as practicable and in any event by 1st November 2011 or such later date as the Parties may agree in writing (the “Longstop Date”). If the Conditions Precedent are not satisfied by the Longstop Date then:
2.4.1	the Seller may by written notice to the Purchaser terminate this Agreement; or

2.4.2	the Purchaser may by written notice to the Seller terminate this Agreement, and, in either case, a termination in accordance with Clause 2.4.1 or 2.4.2 shall have immediate effect and neither Party shall have any liability under this Agreement to the other Party save for its obligations set out in Clause 12 and Clause 4.4.2 and save for any liability for breach of this Agreement prior to the date of termination.
2.5	The Seller and the Purchaser shall keep each other informed of progress towards the satisfaction of the Conditions Precedent and shall notify the other as soon as is reasonably practicable after a Condition Precedent has been satisfied or, as the case may be, waived.

2.6	Waiver of any of the Conditions Precedent shall require the mutual consent of the Seller and the Purchaser, and such consent shall be in writing.

3.	Consideration

3.1	Base Consideration
3.1.1	The “Base Consideration” means the sum of the following:
(a)	a cash sum of ten million Pounds (£10,000,000) which shall consist of the following;
(i)	a cash sum of six million Pounds (£6,000,000) (the “Initial Purchase Price”), payable upon Completion of this Agreement; and

(ii)	a cash sum of four million Pounds (£4,000,000) (the “Deferred Purchase Price”) payable in accordance with Clause 3.1.2;
(b)	the Working Capital Adjustment in accordance with Clause 3.5; and

(c)	the Time Value Adjustment in accordance with Clause 3.14.1.
The consideration for the transfer of the Interests shall be the payment by the Purchaser to the Seller of the Base Consideration, as adjusted pursuant to this Agreement (the “Consideration”).

3.1.2	Payment of the Deferred Purchase Price (together with that part of the Time Value Adjustment attributable thereto) shall be made by the Purchaser to the Seller by means of telegraphic transfer in immediately available funds to the Seller’s Account for value in Pounds upon the earlier of:
(a)	the date three (3) months following the date on which commercial quantities of Oil are exported from the Bacchus Field into the Forties Pipeline System (“First Oil”); or

(b)	the last Business Day of the year 2011;
3.1.3	The Purchaser shall:
(a)	notify the Seller as to progress towards First Oil on a monthly basis;

(b)	use all reasonable endeavours to give the Seller at least two weeks’ prior notice of the expected date of First Oil; and

(c)	submit to the Seller for approval at least two weeks prior to the earlier of the dates in Clause 3.1.2 a provisional calculation of that part of the Time Value Adjustment attributable to the Deferred Purchase Price.
3.2	Allocation of Consideration
3.2.1	The Consideration shall be allocated for Taxation purposes as set out in Schedule 2.

3.2.2	The Seller and the Purchaser agree that the allocation of Consideration pursuant to Clause 3.2.1 is a just and reasonable apportionment of the Consideration.
3.3	Interim Period Adjustment
3.3.1	The Base Consideration shall be adjusted at Completion by the “Interim Period Adjustment” which may be a positive or negative amount and shall be the amount calculated at Completion as the sum of:
(a)	the Cash Calls Adjustment in accordance with Clause 3.6

(b)	the Other Cash Payments Adjustment in accordance with Clause 3.7;

(c)	the Other Cash Receipts Adjustment in accordance with Clause 3.8;

(d)	the Taxation Adjustment in accordance with Clause 11.3.
3.3.2	Without prejudice to Clause 2.1 and save as otherwise provided in Clauses 3.6, 3.7 and 3.8, the Interim Period Adjustment is based on cash payments (or substitutes for such cash payments such as credit notes) in the Interim Period irrespective of whether or not the underlying transactions to which they relate occur in respect of the Interim Period.

3.3.3	The Interim Period Adjustment shall attract an amount equivalent to interest in accordance with Clause 3.14.2.

3.3.4	The Interim Period Adjustment shall be settled in accordance with the provisions of Clauses 3.9, 3.10, 3.11, 5.2.1 and 5.2.4.
3.4	Adjustments
3.4.1	No item taken into account in calculating any one Adjustment or other increases or decreases as the case may be under the Adjustment Clauses or Clause 6 shall be taken into account in calculating any of the other Adjustments under the Adjustment Clauses or Clause 6 so as to result in a Party making payment twice or receiving payment twice in respect thereof.

3.4.2	No Adjustment under this Clause 3 shall be made in respect of any matter to which Clauses 6.4 to 6.7 inclusive, apply.

3.4.3	In the circumstances where the Completion Date is not at a month-end then, to the extent not otherwise provided in this Agreement, Adjustments will be derived by pro rating based on the number of days between the situation at the month-end prior to the Completion Date and the situation at the month-end following the Completion Date.
3.5	Working Capital Adjustment
3.5.1	The “Working Capital Adjustment”, which if positive shall increase the Base Consideration and if negative shall reduce the Base Consideration, shall be calculated in accordance with Schedule 3.

3.5.2	The form of the Working Capital Adjustment is attached as the Exhibit which forms Part B of Schedule 3 and the Parties agree to use such form in the calculation of the Working Capital Adjustment.
3.6	Cash Calls Adjustment

The “Cash Calls Adjustment” shall be the net sum of the total amounts specified in Clauses 3.6.1 and 3.6.2.
3.6.1	The positive adjustments are the total amount of all payments (or substitutes for such payments such as credit notes) made by the Seller (or its Affiliates) in respect of cash calls, billing invoices, claims, demands or statements for the Interim Period pursuant to the relevant Licensed Interest Documents in respect of the Interests.

3.6.2	The negative adjustments are the total amount of all received income, reimbursements, recoveries or other receipts of any kind whatsoever or credits received by, or credited to, the Seller (or its Affiliates) (or the Operator on behalf of the Seller) in the Interim Period in respect of the Interests in respect of recoveries related to cash calls, billing invoices, claims, demands or statements pursuant to the relevant Licensed Interest Documents in respect of the Interests.
3.7	Other Cash Payments Adjustment

The “Other Cash Payments Adjustment” shall be positive and shall be the sum of all payments (or substitutes for such payments such as credit notes) in respect of costs and expenses properly incurred by the Seller (or its Affiliates) for the Interim Period in respect of the Interests (including the pro rated proportion of the licence fees which the Seller has paid (or which are payable by the Seller) for Interests in respect of any period on or after the Economic Date and all tariff and other payments for third party services, but excluding any insurance premia or insurance brokers’ fees which the Seller (or its Affiliates) may have paid) other than those dealt with by the positive adjustments under the Cash Calls Adjustment Clause 3.6.1.

3.8	Other Cash Receipts Adjustment

The “Other Cash Receipts Adjustment”, which shall be a negative adjustment, shall be the total of the cash receipts or credits received by, or credited to, the Seller (or its Affiliates) for the Interim Period in respect of the Interests other than those dealt with by the negative adjustment under the Cash Calls Adjustment Clause 3.6.2.

3.9	Interim Completion Statement/Estimate of Adjustments

The Seller shall provide the Purchaser with a written statement of the amount of the Dollar and Sterling balances resulting from the calculation of the Base Consideration (excluding the Deferred Purchase Price and that part of the Time Value Adjustment attributable thereto) and the Interim Period Adjustment (together with an amount equivalent to interest on the Interim Period Adjustment pursuant to Clause 3.14.2), giving an estimate of all Adjustments which are expected to be required to be paid hereunder in respect of the Interests as at the Completion Date (the “Interim Completion Statement”). The Interim Completion Statement shall be provided no later than ten (10) Business Days prior to the date agreed by the Parties to be the estimated Completion Date. The Seller and the Purchaser agree that if the information required for such timely preparation of the Interim Completion Statement is not available, the Seller’s best estimate of such information shall be substituted. The Seller may update the same and the Parties shall endeavour to agree the Interim Completion Statement before Completion, failing which the matter shall be dealt with in accordance with Clauses 3.10 and 3.12. The Interim Completion Statement shall be in the format set out in Schedule 5.

3.10	Disputed Adjustments
3.10.1	Without prejudice to Clause 3.10.2, on Completion the amount of the Dollar and Sterling balances specified in the Interim Completion

Statement, as updated, shall be paid by the Purchaser or the Seller (as the case may be).

3.10.2	If any of the amounts or portions thereof contained in the Interim Completion Statement to be delivered pursuant to Clause 3.9 have not been agreed or determined within five (5) Business Days of receipt of the Interim Completion Statement, the Purchaser may serve notice on the Seller prior to Completion giving particulars of the disputed amounts or portions of the Adjustments and the Parties shall use reasonable endeavours to resolve the dispute within ninety (90) Business Days of receipt by the Seller of the said notice.

3.10.3	Following the agreement of the Parties or determination under Clause 3.12 in respect of such disputed amounts or portions thereof, any reimbursement of disputed amounts or portions thereof paid pursuant to Clause 3.10.1 shall be made within the Final Completion Statement, or if agreed or determined thereafter, within five (5) Business Days following the earlier of agreement of the Parties of such disputed amounts or portions thereof or determination under Clause 3.12 of such disputed amounts or portions thereof.
3.11	Final Completion Statement/Final Adjustments

Within ninety (90) days after Completion, or within such other period as may be agreed by the Parties, and without prejudice to the provisions of Clause 6, the Seller shall provide the Purchaser with a written statement giving the final amount of the Consideration (excluding the Deferred Purchase Price and that part of the Time Value Adjustment attributable thereto) and all Adjustments to be made hereunder in respect of the Interests together with the Time Value Adjustment required under Clause 3.14.1 and an amount equivalent to interest required under Clause 3.14.2. If the Parties shall fail to agree any such statement within fifteen (15) Business Days of receipt by the Purchaser, the statement shall be referred for determination in accordance with the provisions of Clause 3.12. The agreed or determined amount, to the extent not already paid or taken into account on Completion, shall be paid by the Purchaser or the Seller (as the case may be) to the other. Payment of agreed or disputed amounts or portions thereof shall be made within five (5) Business Days following either agreement of the Parties or determination under Clause 3.12 (as the case may be). This final completion statement (the “Final Completion Statement”) shall be in the format set out in Schedule 5.

3.12	Independent Determination

If the Parties cannot reach agreement on the contents of all or part of the statements referred to in Clause 3.9 and/or 3.11 within the time limit provided for therein, the disputed items may be referred by either the Purchaser or the Seller for determination by an independent chartered accountant agreed by the Parties or, in the absence of agreement between the Parties within five (5) Business Days of a Party notifying the others that it proposes to refer the dispute to an expert, nominated by the President of the Institute of Chartered Accountants in England and Wales. The nominated chartered accountant shall be afforded such access to books, records, accounts and documents in the possession of the Parties as he may reasonably request, and he shall act as expert not as arbitrator. The said chartered accountant’s determination shall, in the absence of fraud or manifest error or bias, be final and binding on the Parties, his fees and disbursements shall be borne by the Seller and the Purchaser in equal shares and the Parties shall bear their own costs in respect of such reference.

3.13	Billing Statements
The Seller shall provide the Purchaser with copies of all Operator’s reports, billing statements and correspondence and any and all other relevant documentation or, where such billing statements, correspondence or any other relevant documentation relates also to licence areas other than the Interests Area under this Agreement, relevant extracts, in support of the statements referred to in Clauses 3.5.2, 3.9 and 3.11.
3.14	Time Value Adjustments.
3.14.1	The “Time Value Adjustment”, shall be computed as an amount equivalent to interest (calculated on a monthly basis and compounded monthly) at the Agreed Rate on the amount of that part of the Base Consideration consisting of the Initial Purchase Price, the Deferred Purchase Price and the Working Capital Adjustment from the Economic Date up to and including (in the case of the Initial Purchase Price) the Completion Date, (in the case of the Deferred Purchase Price) the date of settlement thereof in accordance with Clause 3.1.2 hereof and in the case of disputed items, if after Completion, up to and including the date of settlement thereof.

3.14.2	An amount equivalent to interest (calculated on a monthly basis on each Adjustment arising from Clauses 3.6 to 3.8 (inclusive) as the same has first been adjusted pursuant to Clause 11.3 and compounded monthly) at the Agreed Rate shall be payable on each item contained in the Interim Period Adjustment from the date of payment or receipt, as appropriate, until the date on which the Interim Period Adjustment is settled in respect of such item. Provided that, on those parts of the Interests where the Seller is the Operator or where no JOA exists in relation to a Licence, the date of payment or receipt for billings in respect of activities relating to such Licence shall be deemed to be the fifteenth day of the calendar month for the period to which the billings relates.
3.15	Currencies and Translation
3.15.1	Where any sums to be included in the Working Capital Adjustment are expressed in Pounds or Dollars, such sums shall be included in Pounds and Dollars respectively. Where any sums to be included in the Working Capital Adjustment are expressed in currencies other than Pounds or Dollars, such sums shall be translated into Pounds at the mean of the spot rates quoted per the 9.00AM Reuters benchmark for the currency concerned in relation to trading on the Economic Date or, if no rate is quoted for that day, the most recent preceding day for which a rate is quoted.

3.15.2	Where any sums to be included in the Interim Period Adjustment are expressed in currencies other than Pounds or Dollars, such sums shall be translated into Pounds at the mean of the spot rates quoted per the 9.00AM Reuters benchmark for the currency concerned in relation to trading on the day on which such sum was originally paid by the Seller (or its Affiliates) or originally received by or credited to the Seller (or its Affiliates) or is deemed to have been so paid or received or credited or, if no rate is quoted for that day, the most recent preceding day for which a rate is quoted.

3.15.3	Save as provided in Clauses 3.15.1 and 3.15.2 above, where any sums payable by the Purchaser to the Seller or by the Seller to the Purchaser pursuant to Clauses 3 or 6 are expressed in currencies other than Pounds or Dollars, such sums shall be translated into Pounds at the mean of the spot rates quoted per the 9.00AM Reuters benchmark for the currency concerned in relation to trading on the day on which such sums are paid by the Purchaser to the Seller or by the Seller to the Purchaser (as the case may be) or, if no rate is quoted for that day, the most recent preceding day for which a rate is quoted.
4.1	Interim Period
During the period from the date hereof until the Completion Date (both dates inclusive), the Seller shall:
4.1.1	(having notified the Purchaser in advance of the subject matter thereof) consult with the Purchaser in relation to any material decision in connection with the Interests (other than as may be contemplated in the current Work Programmes and Budgets), provided that nothing in this Clause 4.1 shall operate to fetter the discretion of the Seller in exercising its roles in respect of such decision and the Seller shall not be obliged to act in accordance with any wish, representation or purported instruction of the Purchaser;

4.1.2	not incur, commit to incur or approve any work programme, budget, expenditure or capital commitment relating to any Licence involving expenditure in excess of five hundred thousand pounds (£500,000) (net the Seller’s and any Affiliate’s share) in any case other than:
(a)	any such expenditure covered by any budget approved prior to the date of this Agreement; or

(b)	any such expenditure in respect of which the Purchaser has given its prior written approval (not to be unreasonably withheld or delayed); or

(c)	any expenditure necessitated by any emergency (in which case the Seller shall consult with the Purchaser to the extent practicable in the circumstances); and
4.1.3	conduct operations regarding the Interests in the ordinary and usual course in accordance with good and prudent oil and gas industry practice, so that the Interests are protected and maintained;

4.1.4	maintain and renew all governmental licences, permits, authorisations, consents and permissions necessary to own and operate the Interests;

4.1.5	use its reasonable endeavours to enable the Purchaser to attend, as an observer, any meetings of the relevant operating or other committee under any Licensed Interest Documents, subject to the consent of the other parties thereto;

4.1.6	not, without the Purchaser’s written consent (not to be unreasonably withheld or delayed), grant any Encumbrance, sell, transfer, surrender, novate, assign, lease or otherwise dispose of any of the Interests (excluding sales of production therefrom in the ordinary course of business), or purport to do any of the same Provided that this provision shall not apply to the entering into by the Seller of any deed in respect of the extension of the Licence beyond its current expiry date.

4.1.7	not waive or agree to waive any of its material rights or remedies arising under the Licensed Interest Documents or enter into any sole risk operation under any of the JOAs without first obtaining the Purchaser’s prior consent thereto;

4.2	Subject to the provisions of this Agreement, the Purchaser shall accept the assets comprising the Wells in the physical condition in which they exist at the date of this Agreement and, notwithstanding that title will not pass until Completion, shall assume the risk of damages thereto or the destruction thereof in whole or in part as from the date of this Agreement irrespective of the negligence of the Seller including breach of duty, statutory or otherwise.

4.3	The Purchaser shall hold confidential all information furnished or disclosed to the Purchaser by the Seller in connection with the transactions contemplated by this Agreement as well as all information concerning the Interests contained in any analyses, compilations, studies or other documents and any business and/or commercial information in respect of the Seller (collectively, the “Interests Information”) and shall not, without the prior written consent of the Seller, release or disclose any Interests Information to any other person. However, the undertaking of confidentiality above shall not extend to any Interests Information which is:
4.3.1	generally available to the public other than as a result of a wrongful disclosure by the Purchaser; or

4.3.2	available to the Purchaser as owner of, or where the Purchaser is otherwise entitled to, such information without any restriction on disclosure; or

4.3.3	available to the Purchaser on a non-confidential basis from a source other than the Seller if such source is entitled to disclose such information; or

4.3.4	lawfully requested by a Government agency of any court of competent jurisdiction, or is required to be disclosed by the requirements of any recognised stock exchange or the Securities and Exchange Commission; or

4.3.5	the Purchaser’s or its Affiliate’s/(s’) officers, directors, employees, accountants, lawyers, representatives, agents, consultants and financial advisers who need to know the Interests Information in connection with the implementation or financing of the transactions contemplated by this Agreement, who are informed by the Purchaser of the confidential nature of the Interests Information and who the Purchaser will ensure will observe the terms and conditions of this Clause 4.3 without the benefit of this exception.
4.4
4.4.1	If Completion does not take place for any reason provided for in this Agreement, the Purchaser shall remain bound by Clause 4.3, notwithstanding any termination of this Agreement, until the earlier of the fifth (5th) anniversary of such termination or such time as it has entered into a separate undertaking of confidentiality on the same or similar terms in respect of the Interests Information (and this Clause 4.4 shall also survive until such time).

4.4.2	If this Agreement is terminated as aforesaid, the Purchaser shall, at the request of the Seller, promptly return to the Seller (and delete from the Purchaser’s systems, where electronically stored) all the Interests Information.
4.5	If Completion does take place, the undertaking of confidentiality contained herein shall be of no further effect to the extent that the Interests Information falls within the category of data and information which is the subject of the confidentiality provisions in the Licensed Interest Documents.

4.6	Save to the extent the Seller is required under the terms of the Licensed Interest Documents or as agreed by the Purchaser (such consent not to be unreasonably withheld or delayed), the Seller shall not do any act or thing or authorise any act or thing to be done over which it has control or which it can otherwise, by the reasonable exercise of any right or power, prevent being done which would prevent the Warranties in Clauses 6.10.1, 6.10.2, 6.10.3, 6.10.4, 6.10.5, 6.10.6(a), 6.10.7(a) and 6.10.9(a), from being true and accurate if repeated prior to Completion.

5	Completion

5.1	Completion under this Agreement shall take place at the Seller’s offices on the tenth (10th) Business Day after the date on which the last of the Conditions Precedent has been fulfilled or waived, or at such other location and/or at such other time as the Parties may agree Provided that if, for reasons beyond the reasonable control of the Purchaser, Completion has not occurred by (i) 23rd November 2011, or (ii) such earlier date which is the day before the day the relevant moratorium period in relation to the Licence extension begins then, unless the Seller establishes to the reasonable satisfaction of the Purchaser that Completion (i) can still take place in accordance with the intent of this Agreement and (ii) Completion will not breach any term of the Licence or the terms of the Licence extension proposed in relation thereto, this Agreement shall be deemed to have terminated with immediate effect and neither Party shall have any liability under this Agreement to the other Party save for its obligations set out in Clause 12 and Clause 4.4.2 and save for liability for any breach of this Agreement prior to the date of termination.
5.2	At Completion all, but not part only, of the following business shall be transacted:
5.2.1	The Purchaser shall:
(a)	pay to the Seller the balances due to the Seller pursuant to the Interim Completion Statement prepared in accordance with Clauses 3.9 and 3.10.1 by means of telegraphic transfer in immediately available funds to the Seller’s Account for value in Dollars and/or Pounds (as the case may be) on the Completion Date;

(b)	deliver to the Seller (to the extent not already delivered prior to Completion) a copy of the relevant consents, approvals, confirmations or waivers, if any, referred to in the Conditions Precedent and obtained by or on behalf of the Purchaser;

(c)	deliver to the Seller (to the extent not already delivered prior to Completion) a copy, certified as a true copy and in full force and effect by a director or the secretary of the Purchaser, of a resolution of the board of directors of the Purchaser authorising its entry into the transactions contemplated by this Agreement and authorising a person or persons to sign this Agreement and all of the other documentation contemplated by this Agreement (including the Assignment Documents) on behalf of the Purchaser; and

(d)	subject to Clause 5.2.3, execute and deliver those of the Assignment Documents to which it is a signatory.
5.2.2	The Purchaser shall (and shall, if appropriate, ensure that its Affiliates shall) execute such other documents and do all such other acts and things as may reasonably be required, in order to effect the transfer of the Interests to the Purchaser and to implement the transactions contemplated hereunder and otherwise to carry out the true intent of this Agreement.

5.2.3	The Seller shall deliver to the Purchaser (to the extent not already delivered prior to Completion):
(a)	the Assignment Documents duly executed by all the parties thereto, or by the administrator on their behalf pursuant to the provisions of the Master Deed, other than the Purchaser (and, in the case of the deeds of Licence assignment, the Secretary);

(b)	a copy of all the documents comprising the Secretary’s Consent;

(c)	a copy of the other relevant consents, approvals, confirmations or waivers, if any, referred to in the Conditions Precedent and obtained by or on behalf of the Seller;

(d)	a copy, certified as a true copy of the power of attorney authorising the execution of this Agreement and all the other documentation contemplated by this Agreement (including the Assignment Documents) on behalf of the Seller.
5.2.4	The Seller shall pay to the Purchaser any balances due to the Purchaser pursuant to the Interim Completion Statement prepared in accordance with Clauses 3.9 and 3.10.1, by means of telegraphic transfer in immediately available funds to the relevant Purchaser’s Account for value in Dollars and/or Pounds (as the case may be) on the Completion Date.

5.2.5	The Seller shall (and shall, if appropriate, ensure that its Affiliates shall) execute such other documents and do all other acts and things as may reasonably be required, in order to effect the transfer of the Interests to the Purchaser, to implement the transactions hereby contemplated and otherwise carry out the true intent of this Agreement.
5.3	Without prejudice to its obligations under Clause 4, the Seller shall procure that (to the extent not delivered prior to Completion) the Licensed Interest Documents and all Data in the possession or control of the Seller (or copies of such Licensed Interest Documents and Data, if copies, but not originals, are in the Seller’s possession) are made available for collection by the Purchaser at its own expense within normal business hours as soon as reasonably practicable after the Completion Date;

5.4	The Purchaser acknowledges that the Seller shall have the right to retain copies of any Licensed Interest Documents together with copies of such Data as the Seller may reasonably require for the conduct of its business, subject to the same being maintained in confidence, and in this regard the provisions of Clause 4.4 shall apply to the Seller in the same way as they apply to the Purchaser.

5.5	The Purchaser undertakes that (i) subject to (ii) below, following Completion it shall not and shall procure that its Affiliates shall not make use of any stationery, invoices, forms, seals, trademarks, logos and any other similar articles or symbols showing the expression “Shell”, “Enterprise” or any other expression likely to suggest a connection with the Seller or with its Affiliates or with the Shell group of companies.

5.6	Notwithstanding Completion:
5.6.1	each provision of this Agreement (and any other document referred to in it) not performed at or before Completion but which remains capable of performance;

5.6.2	the Warranties under Clauses 6.10 and 6.11; and

5.6.3	all covenants and other undertakings contained in or entered into pursuant to this Agreement;
will remain in full force and effect and (except as otherwise expressly provided) without limit in time.
6	Indemnities

6.1	Save to the extent that the intentions of Clauses 2.1.1 and 2.1.2 are achieved by the Working Capital Adjustment and/or the Interim Period Adjustment and/or Clause 11.7, and subject to Clause 6.10 and to any express provision to the contrary contained in this Agreement, the provisions of Clause 6.2 shall apply.

6.2	Subject to Clause 6.1 above:
6.2.1	If any Obligations are incurred by the Seller (and/or one or more of all of the Associated Parties of the Seller) which relate to matters in respect of any period on or after the Economic Date, the Purchaser shall reimburse and indemnify the Seller and its Associated Parties in respect thereof;

6.2.2	If any Obligations (other than Decommissioning Obligations and Safety Obligations and Environmental Obligations) are incurred by the Purchaser (and/or one or more of all of the Associated Parties of the Purchaser) which relate to matters in respect of any period prior to the Economic Date, the Seller shall reimburse and indemnify the Purchaser and the Purchaser’s Associated Parties in respect thereof;

6.2.3	If any Benefits accrue to the Seller (and/or one or more of all of the Associated Parties of the Seller) which relate to matters in respect of any period on or after the Economic Date, the Seller shall account to and reimburse the Purchaser in respect thereof; and

6.2.4	If any Benefits accrue to, the Purchaser (and/or one or more of all of the Associated Parties of the Purchaser) which relate to matters in respect of any period prior to the Economic Date, the Purchaser shall account to and reimburse the Seller in respect thereof.
6.3
6.3.1	Settlement of any amount to be paid or reimbursed in accordance with this Clause 6 shall be paid or reimbursed within ten (10) Business Days of receipt thereof (or, in the case of Obligations, within ten (10) Business Days of receipt of notification from the Party which has incurred such Obligations) to the Seller’s Account or the Purchaser’s Account (as the case may be).
6.3.2	If there is any dispute as to the quantification of any amount payable under this Clause 6 such dispute may be referred by either Party for determination by an independent chartered accountant nominated by the Parties or, in the absence of agreement between the Parties within five (5) Business Days of a Party notifying the other that it proposes to refer the dispute to an expert, nominated by the President of the Institute of Chartered Accountants in England and Wales. The nominated chartered accountant shall be afforded such access to books, records, accounts and documents in the possession of the Parties as he may reasonably request, and he shall act as expert not as arbitrator. The said chartered accountant’s determination shall, in the absence of fraud or manifest error or bias, be final and binding on the Parties, his fees and disbursements shall be borne by the Seller and the Purchaser in equal shares and the Parties shall bear their own costs in respect of such reference.
6.4	Decommissioning Obligations

Notwithstanding anything to the contrary within the Assignment Documents or this Agreement (other than the proviso to this Clause 6.4), the Purchaser will be responsible for and shall indemnify, defend and hold the Seller and its Associated Parties harmless from and against all duties, liabilities, obligations, costs (including legal costs) and Claims arising in respect of decommissioning all of the property related to the Interests (which shall be deemed to include any residual liability for making safe, maintaining, monitoring and insuring) whether the same are incurred under the terms of the relevant Licence and the other Licensed Interest Documents or under any applicable laws (including the requirements of laws enacted after the Economic Date) and regulations, guidelines, custom and practice (the “Decommissioning Obligations”) to the extent that any Decommissioning Obligations are attributable to the Interests, whether arising before, on or after the Economic Date and regardless of whether resulting from any acts or omissions, negligence or breach of duty, whether statutory or otherwise, conduct or statements of the Seller or its Associated Parties or any of them, including:
6.4.1	the plugging, replugging, and abandoning of all Wells associated with the Interests, whether drilled or plugged before on or after the Economic Date;

6.4.2	removing and disposing of any and all terminals, facilities, platforms, structures, equipment, umbilicals and pipelines comprising part of or related to the Interests, including the disposal of the same contaminated with naturally occurring radioactive material; and

6.4.3	compliance with the provisions of the Licence, the other Licensed Interest Documents and all applicable laws and government rules,

regulations, orders and requirements associated with the abandonment of all Wells and the Interests Area.
Provided that nothing in this Clause 6.4 shall require the Purchaser to reimburse the Seller or its Associated Parties for any decommissioning costs incurred by the Seller or its Associated Parties before the Economic Date.
6.5	Environmental Obligations

Notwithstanding anything to the contrary within the Assignment Documents or this Agreement (other than the proviso to this Clause 6.5), the Purchaser will be responsible for and shall indemnify and hold the Seller and its Associated Parties harmless from and against all duties, obligations, liabilities, costs (including legal costs) and Claims arising from, under or in respect of the ownership or use of the Interests relating to environmental occurrences, events and activities (the “Environmental Obligations”) to the extent that any Environmental Obligations are attributable to the Interests, whether arising before, on or after the Economic Date and regardless of whether resulting from any acts or omissions, negligence or breach of duty, whether statutory or otherwise, conduct or statements of the Seller or its Associated Parties or any of them, including:
6.5.1	any surface or subsurface contamination or pollution of the Environment due to the proper or improper discharge, treatment, release, escape or disposal (onsite or offsite) of any waste material, hazardous waste or any other waste in connection with the operation of the Interests Area;

6.5.2	the clean-up or containment of spills, waste, pollution or contamination on or from the Wells or any part of the Interests Area;

6.5.3	the underground injection of produced water or other chemicals or materials; and/or

6.5.4	compliance or failure to comply with applicable Environmental Laws and government environmental rules, regulations, orders and requirements in connection with the Interests.
Provided that nothing in this Clause 6.5 shall require the Purchaser to reimburse the Seller or its Associated Parties for any costs incurred by the Seller or its Associated Parties before the Economic Date.
6.6	Safety Obligations

Notwithstanding anything to the contrary within the Assignment Documents or this Agreement, the Purchaser will be responsible for and shall indemnify and hold the Seller and its Associated Parties harmless from and against all duties, obligations, liabilities, costs (including legal costs) and Claims arising from, under or in respect of, use or ownership of the Interests relating to safety occurrences, events and activities (the “Safety Obligations”), whether arising before, on or after the Economic Date and regardless of whether resulting from any acts or omissions, negligence or breach of duty, whether statutory or otherwise of the Seller or its Associated Parties or any of them or the condition of the Interests including:
6.6.1	safety hazards and deficiencies that may exist on the Interests Area and any expenditures that may be necessary to correct those safety hazards and deficiencies;

6.6.2	compliance or failure to comply with applicable safety laws and government safety rules, regulations, orders and requirements, including all expenditures necessary to comply with the safety cases for the Interests Area submitted to the Health and Safety Executive, or to modify and amend such safety cases and to comply with such modified or amended safety cases; and/or

6.6.3	the exposure of any person to chemicals and other Hazardous Substances or materials or forms of energy, whether artificial or naturally occurring.
6.7
6.7.1	Each of the Purchaser and the Seller acknowledges that its obligations to indemnify and keep indemnified, defend, and hold, respectively, the Seller and the Purchaser and their Associated Parties harmless under this Clause 6 include obligations to pay all legal costs and other costs incurred by the indemnified party in defending all Claims. As to each Claim, each indemnified party, in its sole discretion, may elect to (a) manage its own defence, in which event the indemnifying party will reimburse that indemnified party and its Associated Parties for all legal costs incurred in defending such Claims within thirty (30) Business Days of delivery to the indemnifying party of invoices for these fees and costs; or (b) tender its defence as to any Claim to the indemnifying party, in which event the indemnifying party shall be responsible for all aspects of defending the Claim at issue and resulting liabilities (save to the extent that liability therefor is allocated to the indemnified party in terms of this Agreement).

6.7.2	Where any audit pursuant to a JOA takes place after the Completion Date, the Purchaser shall use reasonable endeavours to enable the Seller to make representations directly to any relevant Operator and shall in any event be obliged to take account of the Seller’s representations in connection with such audit and to notify the Seller of any audit adjustment as soon as practicable after the results of such audit are known. If as a result of any audit adjustment or otherwise, either the Seller or the Purchaser is, on the principles set out in Clauses 2.1 and 6.2, liable to pay any amount to the other, then, to the extent that the Consideration has not already been adjusted pursuant to the provisions of Clause 3 in respect thereof, or the amount has not otherwise been paid in accordance with Clause 6.2, such amount shall be paid to the Seller’s Account or the Purchaser’s Account (as appropriate) within thirty (30) Business Days after the amount receivable or payable as a result of such an audit or other subsequent adjustment has been taken into account by the relevant Operator in the Operator’s billing statement.
6.8
6.8.1	The Seller and the Purchaser acknowledge that the Seller maintains a worldwide program of property and liability insurance coverage for itself and its Affiliates. This programme has been designed to achieve a co-ordinated risk management package for the entire corporate group.

6.8.2	It is understood and agreed by the Purchaser that:
(a)	no insurance coverage shall be provided under the Seller’s policies to the Purchaser at any time; and

(b)	from and after Completion, any and all policies insured or reinsured by any of the Seller’s captive insurers which, but for this provision, would have insured the Interests shall be deemed terminated, commuted and cancelled ab initio; and

(c)	no claims regarding any matter whatsoever, whether or not arising from events occurring prior to the Economic Date, shall be made by the Purchaser against or with respect to any of the Seller’s policies regardless of their date of issuance.
6.8.3	The Purchaser shall indemnify and defend the Seller and its Affiliates, and shall hold them harmless from, any Claim made after the Execution Date against any of the Seller’s policies by the Purchaser or any company or person claiming to be subrogated to the Purchaser’s rights, including all costs and expenses (including legal fees) related thereto. Such indemnity shall include coverage of any claim by an insurer for reinsurance, retrospective premium payments or prospective premium increases attributable to any such claim.
6.9	The rights and obligations in Clauses 6.1 to 6.8 inclusive shall not come into effect unless and until Completion takes place.

6.10	Representations and Warranties

Subject to the provisions of this Clause 6.10 and save as fairly disclosed under the terms of the Disclosure Letter, or set out in the Licensed Interest Documents or Data Room Documents, the Seller hereby represents, undertakes and warrants to the Purchaser as at the date of this Agreement as follows:
6.10.1	The Seller is duly incorporated with limited liability and validly existing under the laws of England and Wales;

6.10.2	The documents which contain or establish the Seller’s constitution incorporate provisions which authorise, and all necessary corporate action has been taken on the part of the Seller to authorise, the Seller to execute and deliver this Agreement and perform the transactions contemplated by this Agreement;

6.10.3	The signing and delivery of this Agreement and, subject to fulfilment of the Conditions Precedent, the performance of any of the transactions contemplated by this Agreement will not contravene or constitute a default under:
(a)	any provision contained in any agreement; or

(b)	any instrument, law, judgement, order, licence, permit or consent;
by which the Seller or any of its Affiliates or their respective assets are bound or affected and the execution and delivery by the Seller of this Agreement and the other Assignment Documents to which it is or will be a party will, when executed, constitute legal, valid and binding obligations of the Seller in accordance with their terms;
6.10.4	The Seller is a licensee of the Licence and the sole legal and beneficial owner of the Interests and all rights accruing to it under the Licensed Interest Documents with the right to sell and transfer the legal and beneficial interest therein (subject to the terms thereof);

6.10.5	Subject to the provisions of the Licence, the JOA and the other Licensed Interest Documents and any obligation to pay rent under the relevant Licence, no Encumbrance is in existence and in force over the Interests nor, subject as aforesaid, is there in effect any agreement or commitment to create the same nor are there any other matters which restrict the Seller’s ability freely to dispose of the Interests or any Petroleum attributable thereto;

6.10.6	The Seller:
(a)	has not committed any material breach of the Licence or of any of the Licensed Interest Documents;

(b)	nor received notice that any of the parties to any of the above-mentioned documents is in breach thereof, which breach, at the date hereof, is of a material nature and is subsisting;
6.10.7	(a) The Licence and all rights and interests of the Seller thereunder or deriving therefrom are in full force and effect.
(b)	No notice has been given to the Seller or, so far as the Seller is aware, to any other licensee of the Licence, by the Secretary of any intention to revoke the Licence;
6.10.8	The Licence is not in the course of being surrendered in whole or in part and, so far as the Seller is aware, there is no proposal to do so;
6.10.9	(a) The Seller has not given any notice of withdrawal from the Licence or the JOA;

(b)	So far as the Seller is aware, none of the current licensees of the Licence or the current parties to the JOA have given any notice of withdrawal from the Licence or JOA which is still current;
6.10.10	All accrued obligations and liabilities imposed by the Licence, including the work obligations arising from the Licence (but excluding, for the avoidance of doubt, those obligations in respect of the Wells which are assumed by the Purchaser hereunder), have been duly fulfilled and discharged and there is no outstanding work obligation to be fulfilled under the Licence;

6.10.11	The Seller is not a party to any litigation or arbitration or administrative proceedings in respect of which a writ or summons or other formal pleading has been served or judgement issued, nor is there any claim (whether or not formulated within a formal pleading as aforesaid) or dispute in relation to, and which is likely materially to prejudice or detrimentally affect in any material manner, the Interests, and, so far as the Seller is aware, no such litigation, arbitration, administrative proceedings, claim or dispute are threatened or pending either by or against the Seller, and, so far as the Seller is aware, there are no facts which are likely to give rise to any claim or dispute which is likely so to prejudice or detrimentally affect in any material manner the Interests, and, so far as the Seller is aware, none of the other licensees of the Licence or the parties to the Licensed Interest Documents is a party to any litigation, arbitration or administrative proceedings or any claim or dispute or judgement in relation to, and which is likely to prejudice or detrimentally affect in any material manner, the Interests;

6.10.12	The Seller is solvent and able to pay its debts as they fall due. No order has been made or petition presented, meeting convened or resolution passed for the winding up of the Seller, nor has any receiver been appointed or any distress, execution or other process been levied in respect of the Interest. No administrative or other receiver has been appointed by any person over the Interests of the Seller or any part thereof, nor has any order been made by, or petition presented to, the Court for the appointment of an administrator in respect of the Seller. No administrator of the Seller has been appointed by any person entitled to appoint such an administrator pursuant to schedule B1 to the Insolvency Act 1986, nor have any documents been filed with the Court for the appointment of such an administrator, and not has any notice of intention to appoint such an administrator been given by any such person. No composition in satisfaction of the debts of the Seller, scheme of arrangement of its affairs or its members or both, or any class of either its creditors or members or both, has been proposed, sanctioned or approved. No distress, distraint, charging order, garnishee order, execution, or other process has been levied or applied for in respect of the whole or any part of the Interests. No event has occurred causing, or which on intervention or notice by any third party may cause, any floating charge created by the Seller to crystallise over the Interests or any part of them, not any charge created by it to become enforceable over the Interests or any of them, nor has such crystallisation occurred and nor is such enforcement in process. ;
6.11	Subject to the terms of this Agreement, the Purchaser hereby represents and warrants to the Seller as follows:
6.11.1	The Purchaser is duly incorporated with limited liability and validly existing under the laws of England and Wales;

6.11.2	The documents which contain or establish the Purchaser’s constitution incorporate provisions which authorise, and all necessary corporate action has been taken to authorise, the Purchaser to execute and deliver this Agreement and perform the transactions contemplated hereby;

6.11.3	The signing and delivery of this Agreement and the performance of the transactions contemplated by this Agreement, will not contravene or constitute a default under any provision contained in any agreement, instrument, law, judgement, order, licence, permit or consent by which the Purchaser or any of its Affiliates or any of its assets is bound or affected;

6.11.4	It will acquire the Wells “as is, where is,” and with all faults; and

6.11.5	No litigation, arbitration, administrative proceeding, dispute or judgement against the Purchaser or its Affiliates or to which the Purchaser or any of its Affiliates is a party which might by itself or together with any such other proceedings have a material adverse effect on the Purchaser’s or any of its Affiliates’ business, assets or condition and which would materially and adversely affect its ability to observe or perform its obligations under this Agreement and the transactions contemplated hereby, is subsisting or, so far as the Purchaser is aware, threatened or pending against the Purchaser or its Affiliates or any of its assets;
6.12
6.12.1	A Warranty Claim by the Purchaser shall be limited to damages and the Purchaser’s claim for breach of any other provision of this Agreement shall be limited to damages or specific performance or injunction (or similar discretionary remedy) and in either case, the Purchaser shall not be entitled to any other form of remedy in relation thereto including rescission.

6.12.2	Any damages recoverable by the Purchaser under this Agreement shall be assessed on the basis of:
(a)	the diminution in value of the Interests in the case of a claim for breach of warranty or representation under this Agreement; or

(b)	the direct loss, damage or expense incurred by the Purchaser in the case of a claim for breach of any other provision under this Agreement;

which in either case shall be directly attributable to the matter or circumstance giving rise to that claim and shall not in either case be taken to be greater than the Consideration.
6.13	The Seller shall not be liable for any Warranty Claim unless it shall have received from the Purchaser, as soon as practicable after the Purchaser becomes aware of the same, a notice containing reasonable details of the relevant Warranty Claim including the Purchaser’s provisional estimate of the amount of the Warranty Claim provided always that such notice is received on or before the date which is twelve (12) months after the Completion Date. Any such Warranty Claim made shall be deemed to have been withdrawn unless proceedings in respect thereof have been both issued and served on the Seller within three (3) months of the giving of such notice.

6.14	A breach of the Warranties which is capable of remedy shall not entitle the Purchaser to make a Warranty Claim unless the Seller is given notice of such breach and the Seller has failed:
6.14.1	where the necessary remedial action consists of offshore operational activities, to commence any such physical remedial action involving operational activities within forty-five (45) days after the date on which such notice is served on the Seller and to work diligently to complete such remedial action; and otherwise

6.14.2	to undertake and complete remedial action within thirty (30) days after the date on which such notice is served on the Seller, provided that nothing in this 6.14 shall require the Purchaser to defer making a Warranty Claim until after the period specified in Clause 6.13.

6.15	Except as set forth in Clause 6.10, neither the Seller nor any of its Affiliates nor any officer, shareholder, director, employees, agent, consultant, auditor or representative of the Seller or of any of its Affiliates makes any representation, warranty or undertaking, statement, opinion, information or advice (including any representation, warranty, undertaking, statement, opinion, information or advice whether (a) communicated (orally or in writing) to the Purchaser or any Affiliate of the Purchaser or (b) made in any data, information or document communicated to the Purchaser or any Affiliate of the Purchaser, or made by any officer, shareholder, director, employee, agent, consultant, auditor or representative of the Seller or any of its Affiliates) and the Purchaser acknowledges, affirms and warrants that it has not relied, and will not rely, upon such representation, warranty, undertaking, statement, opinion, information or advice in entering into this Agreement or carrying out the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Seller makes no representation or warranty as to: (i) the amounts, quality or deliverability of reserves of Oil, Gas or other Petroleum attributable to the Interests, (ii) any geological, geophysical, engineering, economic or other interpretations, forecasts or evaluations, (iii) any forecast of expenditures, budgets or financial projections, (iv) any geological formation, drilling prospect or hydrocarbon reserve, (v) the state, condition or fitness for purpose of any of the physical assets, including all onshore and offshore: installations, structures, platforms, pipelines, plant, equipment, machinery, wells and facilities related to the Interests and/or to operations under the Licence, the JOA and or other Licensed Interest Documents, or (vi) the existing or future statutory or regulatory regime, including as to Taxation, applicable to the acquisition and operation of oil and gas properties, or (vii) market prices of Gas, Oil or other Petroleum.

6.16	The liability of the Seller (whether in contract, tort, including negligence, breach of duty, or otherwise) in respect of a Warranty Claim shall be limited as follows:
6.16.1	there shall be disregarded for all purposes any Warranty Claim if the amount of the damages to which the Purchaser would otherwise be entitled in respect of such Warranty Claim is less than One hundred thousand Pounds (£100,000);

6.16.2	the Seller shall have no liability unless and until the damages to which the Purchaser is entitled in aggregate in respect of all Warranty Claims qualifying under Clause 6.16.1 exceed One million Pounds (£1,000,000) (in which case the Purchaser shall be able to claim for the whole amount of such claims and not just only the excess);
and
6.16.3	the maximum aggregate liability of the Seller in respect of all Warranty Claims, and any breach of any provision of this Agreement, shall not exceed an amount equal to 100% of the Consideration.
6.17	If:
6.17.1	any circumstance arises which may result in the Purchaser having a Warranty Claim against the Seller as a result of or in connection with a liability or alleged liability to a third party; or

6.17.2	the Purchaser is or may be entitled by law to recover from some other person, firm, authority or body corporate any sum in respect of which the Purchaser may have a Warranty Claim against the Seller, the Purchaser shall promptly notify the Seller thereof and, unless the Purchaser also notifies the Seller that it withdraws the said Warranty Claim, the Seller, shall be entitled (provided always that it does not act to unreasonably prejudice the business of the Purchaser) (i) to take and/or require the Purchaser to take any action the Seller might reasonably request to resist such liability or enforce such recovery in the name of the Purchaser but at the cost and expense of the Seller, and (ii) to have conduct of any appeal, dispute, compromise or defence of the dispute and of any incidental negotiations for the aforesaid purposes, and the Purchaser will give the Seller all co-operation, access and assistance for the purposes of resisting such liability or enforcing such recovery as the Seller may reasonably require.

6.18	If the Seller pays to the Purchaser an amount pursuant to a Warranty Claim, and the Purchaser is entitled to recover from some other person any sum to which it would not have been or become entitled but for the circumstances giving rise to such a Warranty Claim, the Purchaser shall undertake all reasonable steps to enforce such recovery and shall forthwith repay to the Seller following such recovery so much of the amount paid by it as does not exceed the amount recovered from the third party, less all costs, charges and expenses reasonably incurred by the Purchaser in obtaining such recovery from the third party.
6.19	The Seller shall have no liability in respect of any of Warranty Claim to the extent that the Warranty Claim is occasioned by the Seller doing or omitting to do any act or thing at the express written request of, or with the written agreement of the Purchaser prior to Completion.

6.20	Nothing in this Agreement shall relieve the Purchaser of any duty, whether at common law or otherwise, to mitigate any loss or damage incurred by it in respect of any Warranty Claim.

6.21	The Purchaser shall not be entitled to recover from the Seller the same sum or loss more than once in respect of any Warranty Claim of any of them.

6.22	The Seller shall not be liable to the Purchaser for any Warranty Claim in respect of a breach of the Warranties to the extent that:
6.22.1	the subject of such Warranty Claim has been fairly disclosed in this Agreement, the Licensed Interest Documents, in the Data Room Documents or the Disclosure Letter with sufficient details to identify the nature and scope of the matter disclosed; or

6.22.2	allowance, provision or reserve has been made, for the benefit of the Purchaser, for such Warranty Claim in the Final Completion Statement.
6.23	Save as set out in this Agreement, the Seller shall not be liable to the Purchaser for any Warranty Claim or any of them to the extent such Warranty Claim was increased by or to the extent to which the Warranty Claim arose as a result of an act, omission or transaction carried out after the date hereof by the Purchaser or the Purchaser’s Associated Parties otherwise than:
6.22.1	in the ordinary and usual course of business, or

6.22.2	in pursuance of a legally binding commitment entered into prior to the date hereof;
6.24	The Seller shall not be liable in respect of any Warranty Claim to the extent that such Warranty Claim is attributable to, or is increased as a result of, any legislation not in force at the date hereof or to any change of law, regulation, directive, requirement or administrative practice or any change in rates of tax, which in each case is not in force at the date hereof.

6.25	If any Warranty Claim shall arise by reason of some liability which at the time that the Warranty Claim is notified to the Seller is contingent only, the Seller shall not be under any obligation to make any payment in respect of such Warranty Claim until such time as the contingent liability ceases to be so contingent.

6.26	Notwithstanding any other provision of this Agreement, neither the Seller nor the Purchaser shall under any circumstances howsoever arising whether arising in contract or tort (including negligence, breach of duty, statutory or otherwise) be liable to the other Party under, arising out of or in any way connected with this Agreement or the Assignment Documents for any Consequential Loss.

6.27	If:
6.27.1	the Seller makes a payment in respect of a Warranty Claim to the Purchaser (the “Damages Payment”);

6.27.2	at any time after making the Damages Payment the Purchaser or any Associated Party of the Purchaser receives any sum other than from the Seller which would not have been received but for the matter or circumstance giving rise to that Warranty Claim (the “Third Party Sum”);

6.27.3	the receipt of the Third Party Sum was not taken into account in calculating the Damages Payment; and

6.27.4	the aggregate of the Third Party Sum and the Damages Payment exceeds the amount required to compensate the Purchaser in full for the loss or liability which gave rise to the Warranty Claim in question (such excess being the “Excess Recovery”), the Purchaser shall, promptly following receipt of the Third Party Sum by it or its Associated Party, repay to the Seller an amount equal to the lower of (i) the Excess Recovery and (ii) the Damages Payment.

6.28	The Seller shall not be liable in respect of any Warranty Claim to the extent that any Taxation for which the Purchaser is now or in the future accountable or liable to be assessed is reduced or extinguished as a result of the matter giving rise to such Warranty Claim.

6.29	The Purchaser shall refrain from doing, and shall procure that its Affiliates shall refrain from doing, any act or thing (other than in the ordinary course of business) which may give rise to a Warranty Claim which would not otherwise arise.

6.30	None of the limitations in this Clause 6 shall apply to any Warranty Claim which arises (or to the extent that it is increased) as a consequence of fraud or fraudulent misrepresentation by the Seller or its Affiliates.

6.31	The Warranties, set out in Clauses 6.10.1, 6.10.2, 6.10.3, 6.10.4, 6.10.5, 6.10.6(a), 6.10.7(a) and 6.10.9(a), shall be deemed to have been repeated immediately prior to Completion.
7	Ongoing Obligations and Liabilities

7.1	At all times from the date hereof (including following Completion), the Seller and the Purchaser shall use all reasonable endeavours to obtain from the relevant authorities an irrevocable release of the Seller and each Affiliate of the Seller from its or their obligations and liabilities under the Petroleum Act 1998 and all notices and regulations served and issued pursuant thereto (and under any antecedent legislation which is the subject of consolidation by the said Act), insofar as the same relate to the Interests. For the avoidance of doubt, the aforesaid obligation shall include procuring release from any Section 29 Notice or Notices issued to the Seller or any of its Affiliates .

7.2	The Seller and the Purchaser shall co-operate with each other and execute and deliver to each other such other instruments and documents and take such other actions as may reasonably be requested from time to time in order to carry out, evidence and confirm their rights under, and the intended purpose of, this Agreement.

8	Announcements

Neither the Seller nor the Purchaser shall (and the Seller and the Purchaser will procure that no Affiliate shall) be entitled, without the prior written consent of the other, which consent can be withheld for any reason, to issue or make any public announcement or statement regarding this Agreement or any transactions contemplated hereby. Notwithstanding the foregoing provisions and the provisions of Clauses 4.3 and 12, such provisions shall not apply to the extent that it is necessary for that Party or its Affiliate to make such public announcement or statement in order to comply with a statutory obligation, an obligation to include information in published or audited accounts, or with the requirement of a competent government agency, The London Stock Exchange, the Securities and Exchange Commission or other securities or regulatory body, or a recognised stock exchange on which that Party or such Affiliate has its shares or stock listed, in which event the Party proposing to make such an announcement or statement shall (and in the case of an Affiliate of such Party will procure that such Affiliate shall), where reasonably practicable, issue a copy thereof to the other Party prior to its release for approval which approval shall not be unreasonably withheld or delayed.

9	Notices

9.1	Except as otherwise provided in this Agreement, any notice or other document to be given under this Agreement shall be in writing and shall be deemed to be duly given if it (or the envelope containing it) identifies the Party to which it is intended to be given as the addressee and, in the case of the Seller, is marked “for the attention of the Manager Business Development — Europe ” or such other person as may be notified to the Purchaser by the Seller and, in the case of the Purchaser is marked “for the attention of the Director of Commercial Operations” or such other person as may be notified to the Seller by the Purchaser and it is:
9.1.1	delivered personally; or

9.1.2	sent by (i) first class post or (ii) the recorded delivery service or (iii) facsimile transmission to the respective addressee or facsimile number shown in Clause 9.4 below or to such other addresses and/or numbers as a Party may by notice to the other Party expressly substitute therefore.

9.2	Any notice duly given within the meaning of Clause 9 shall be deemed to have been both given and received:
9.2.1	if it is delivered in accordance with Clause 9.1.1, on such delivery;

9.2.2	if it is duly posted or transmitted in accordance with Clause 9.1.2, by any of the methods there specified, on the second (or, when sent by airmail, fifth) Business Day after the day of posting or (in the case of a notice transmitted by facsimile transmission) upon receipt by the sender of the correct transmission report.
9.3	For the purposes of this Clause 9, “notice” shall include any request, demand, instructions or other document.

9.4	The relevant addresses and facsimile numbers for the Parties are as follows:

The Seller:	Shell U.K. Limited 1 Altens Farm Road, Nigg, Aberdeen, AB12 3FY Attention: Deal Lead EU Fax: 01224 881248

The Purchaser:	Endeavour Energy UK Limited 114 St Martin’s Lane London WC2N 4BE Attention: Director of Commercial Operations Fax: 020 7451 2351

10	Costs and Expenses

10.1	Save as stated in Clause 10.3, the Seller and the Purchaser shall each pay its and its Affiliates’ own costs, expenses, duties and, except as otherwise expressly agreed in writing, Taxation in relation to the preparation and execution of this Agreement, the documents contemplated hereby or executed pursuant hereto and any transactions contemplated by this Agreement.

10.2	Without prejudice to any other rights hereunder, if any amount payable hereunder is not paid when due, the defaulting Party shall pay an amount equivalent to interest on such amount from the due date of payment (after as well as before judgement) at a rate equal to two per cent (2%) above the Agreed Rate calculated on a compounded basis on the accumulated daily balances at the start of each calendar month.

10.3	The Purchaser shall be responsible for payment in a timely fashion of any and all Stamp Duty Land Tax payable on or in respect of this Agreement, the Assignment Documents, and in respect of its or their subject matter.

10.4	The Purchaser warrants to the Seller that it has incurred no liability, contingent or otherwise, for broker’s or finder’s fees in connection with this Agreement or the transaction contemplated by it for which the Seller will have any responsibility.

11	Taxation

11.1	General
11.1.1	Notwithstanding any other provisions of this Agreement, the Seller shall retain access to all books, records and Operator’s information, which relate to the Interests for all periods prior to the Completion Date for the purposes of administering their Taxation affairs and as required by law. The Purchaser shall retain all such books, records and information received by the Purchaser.

11.1.2	The Purchaser shall, as soon as reasonably practicable, ensure that the Seller is informed of all documentation relating to Taxation in respect of the Interests in periods prior to the Completion Date delivered to the Purchaser by the Operator (otherwise than by the Seller) and shall promptly deliver copies of such documentation which are reasonably required by the Seller for the purposes of the Seller’s Taxation affairs to the Seller.

11.1.3	The Seller shall promptly provide the Purchaser with copies of any information or documents relating wholly or partly to the Interests for periods prior to the Completion Date which are reasonably required by the Purchaser for the purposes of the Purchaser’s Taxation affairs.

11.2	Allocation of Consideration and Interim Period Adjustment
11.2.1	The Seller and the Purchaser acknowledge that by transferring the full amount of the Consideration due to the Seller pursuant to this Agreement, the Purchaser has incurred expenditure on the various assets indicated by the categories (i) to (iii) of Schedule 2 as established thereunder but only to the extent so established.

11.2.2	The Seller and the Purchaser acknowledge that the Interim Period Adjustment is a reimbursement of receipts and transfer of payments as set out in Schedule 5. The Purchaser shall be entitled to claim capital allowances on that part of the Interim Period Adjustment that represents capital expenditure that can attract capital allowances under CAA2001 and the Seller shall treat the equivalent of the value of any such expenditure on which the Seller has claimed capital allowances as disposal receipts for the purposes of CAA2001.

11.2.3	The remaining part of the Interim Period Adjustment shall adjust that part of the Consideration allocated to “Licence” as detailed in Schedule 2.

11.2.4	The Seller and the Purchaser undertake to submit to HMRC computations of liability to CT on the basis of the provisions of Clause 11.2.1 (and the allocations shown in Schedule 2) and Clause 11.2.2 and agree that they shall use reasonable endeavours to agree with HMRC the figures so presented.

11.2.5	The Seller covenants that it will treat the allocations in Schedule 2 as disposal proceeds in the following manner;
(a)	in respect of the allocation to “Plant and machinery”, as part of the disposal value under Section 61(2) CAA2001; and

(b)	in respect of the allocation to “Mineral exploration and access”, as part of the disposal values under Section 443(4) CAA2001 and/or Section 423(1) CAA2001 in such proportions as determined by the Seller.
11.3	Taxation Adjustment
11.3.1	Pursuant to Clause 3.3.1(d), the “Taxation Adjustment” shall be computed as being the net sum of the amounts computed under Clause 11.3.2, and

11.3.2	An adjustment in respect of CT shall be made by totalling the sums resulting from computing fifty per cent (50%) of each of the following amounts:
(a)	the net expenditures as shown in the Joint Account Billings or other documentation that support the Cash Calls Adjustment, excluding all such expenditures that represent capital expenditure that can attract capital allowances under

CAA2001. For the avoidance of doubt, such expenditures shall also exclude any movements to working capital balances;

(b)	the Other Cash Receipts Adjustment;

(c)	the Other Cash Payments Adjustment as reduced by any part of such Adjustment that represents capital expenditure that can attract capital allowances under CAA2001; and
11.3.3	Each element of the Taxation Adjustment in Clause 11.3.2 shall have the reverse orientation to the underlying transaction such that positive adjustments shall have a negative Taxation Adjustment and vice versa.

11.3.4	Any changes in the statutory rate of CT applicable after the date of this Agreement shall require the percentage in Clause 11.3.2 to be amended to reflect the new rate in respect of adjustments to be made after the effective date of such new tax rates.
11.4	Taxation on Post Completion Payments and Receipts

Any payments or receipts made after Completion between the Parties, except for any payment under Clause 3.10, shall be adjusted for Taxation so as to produce the same economic result as required by Clause 2.1.

11.5	VAT
11.5.1	All sums payable under this Agreement are exclusive of VAT, which will be added where applicable and will be payable by the Purchaser on production of a valid VAT invoice.

11.5.2	The Purchaser and the Seller confirm that they are registered or registerable as taxable persons for the purposes of VAT as at the date of Completion.

11.5.3	The Purchaser and the Seller confirm that no election has been made and confirm that no election will be made prior to the Completion Date under paragraph 2 schedule 10 Value Added Tax Act 1994 in relation to any of the Interests.

11.5.4	Notwithstanding that the Parties believe that the sale and transfer hereunder is a transaction which is outside the scope of VAT by virtue of the Value Added Tax (Special Provisions) Order 1995, in the event that either the Purchaser or the Seller is advised in writing by HMRC after full disclosure of all material facts that the transaction hereunder is subject to VAT, the Purchaser undertakes that, if called upon to do so by the Seller, it will pay to the Seller on presentation by the Seller of a VAT invoice any amounts properly due in respect of VAT set out in such invoice within thirty (30) days of demand.

11.5.5	Subject to Clauses 11.5.1 and 11.5.4, any Adjustments pursuant to Clause 3 or payments or reimbursements pursuant to Clause 6.2 will be subject to VAT where applicable. However, where payment is due by the Seller to the Purchaser, the Parties agree that where any such Adjustment, payment or reimbursement is made, there is no obligation to adjust the original VAT charge, provided the Purchaser was entitled to recover all the original VAT on the supply as input tax.

11.5.6	Notwithstanding that the Parties believe that the sale and transfer hereunder is a transaction which is outside the scope of VAT by virtue of the Value Added Tax (Special Provisions) Order 1995, if the conditions under Article 5 thereof are not met the Parties believe that the sale and transfer contemplated hereby is a supply of services in relation to land situated outside the United Kingdom by virtue of the VAT (Place of Supply of Services) Order 1992 and is thus outside the scope of UK VAT.
11.6	Withholding Taxes
11.6.1	The Seller shall, where required by UK law, withhold tax from any payments made to the Purchaser to the extent required by such law and, upon written request from the Purchaser, shall provide a withholding tax receipt or other documentary evidence of the withholding tax to the Purchaser. The Seller shall undertake to pay such withheld tax to the relevant authority on a timely basis, whereupon such amount shall be deemed as payment to the Purchaser and the Seller shall have no further obligation to pay such amount to the Purchaser.

11.6.2	The Purchaser shall, where required by UK law, withhold tax from any payments made to the Seller to the extent required by such law and, upon written request from the Seller, shall provide a withholding tax receipt or other documentary evidence of the withholding to the Seller. The Purchaser shall undertake to pay such withheld tax to the relevant authority on a timely basis, whereupon such amount shall be deemed as payment to the Seller and the Purchaser shall have no further obligation to pay such amount to the Seller.
11.7	Territorial extension to UK
11.7.1	Within twenty (20) Business Days after receipt of an invoice from the Seller, the Purchaser shall reimburse to the Seller any amount paid by the Seller with respect to the Interests pursuant to any notice under paragraph 4 of schedule 15 of the Finance Act 1973 received by the Seller after the Economic Date, to the extent that the income which gave rise to such assessment was for work performed after the Economic Date and provided further that the Seller has used reasonable endeavours to establish the validity of the aforesaid notice. The Seller shall indemnify and keep the Purchaser indemnified for any amount which the Purchaser is required to pay pursuant to any notice issued under the aforesaid Act and which related to work performed in respect of the Interests prior to the Economic Date provided the Purchaser has used all reasonable endeavours to establish the validity of such notice.

11.7.2	Within twenty (20) Business Days after receipt of invoices from the Purchaser, the Seller shall reimburse to the Purchaser any amount paid by the Purchaser with respect to the Interests pursuant to any notice under paragraph 4 of schedule 15 to the Finance Act 1973 received by the Purchaser after the Economic Date, to the extent that the income which gave rise to such assessment was for work performed prior to the Economic Date and provided further that the Purchaser has used all reasonable endeavours to establish the validity of the aforesaid notice. The Purchaser shall indemnify the Seller for any amount which the Seller is required to pay pursuant to any notice issued under the aforesaid Act and which related to work performed in respect of the Interests on or after the Economic Date.
12	Confidentiality

12.1	The existence of and the terms of this Agreement shall be held confidential by the Parties and shall not be divulged in any way by a Party to any third party without the prior written approval of the other Party provided that either Party may, without such approval, disclose such terms to:
12.1.1	any outside professional consultants or advisers, upon obtaining a similar undertaking of confidentiality (but excluding this proviso) from such consultants and/or advisers;

12.1.2	any bank or financial institution from whom such Party is seeking or obtaining finance, upon obtaining a similar undertaking of confidentiality (but excluding this proviso) from such bank or institution;

12.1.3	the extent required by any applicable laws, the Licence, or the requirements of any recognised stock exchange in compliance with its rules and regulations;

12.1.4	any Government agency lawfully requesting such information;

12.1.5	any Court of competent jurisdiction acting in pursuance of its powers;

12.1.6	any of its Affiliates who prior to disclosure are informed by the relevant Party of the confidential nature of the terms of this Agreement and the relevant Party shall procure that such Affiliate will observe the confidentiality of the terms of this Agreement; or

12.1.7	any Relevant Third Party but only to the extent required to allow the Condition Precedent in Clause 2.2.1 to be satisfied.

13	Variation

The terms and conditions of this Agreement shall only be varied by an agreement in writing signed by each of the Parties and specifically referring to this Agreement.

14	Assignment

None of the rights or the obligations of a Party under this Agreement is assignable or transferable without the prior written consent of the other Party, save that the Purchaser is entitled to assign and transfer its rights (but not its obligations) in this Agreement to an Affiliate of the Purchaser that has taken legal title to the Interests.

15	General

15.1	If there is any conflict between the provisions of this Agreement and the provisions of the Assignment Documents, the provisions of this Agreement shall prevail.

15.2	Without prejudice to the provisions of Clause 6.13, this Agreement shall remain in full force and effect notwithstanding Completion.

15.3	No waiver by the Seller or the Purchaser of any breach of a provision of this Agreement shall be binding unless made expressly and in writing and any such waiver shall relate only to the matter to which it expressly relates and shall not apply to any subsequent or other matter.

15.4	This Agreement (together with the Assignment Documents) represents the entire understanding, and constitutes the whole agreement in relation to its subject matter and, except in the case of fraud, supersedes any previous agreement understanding, undertaking, representation, warranty and arrangement of any nature between the Parties (or any of them) with respect thereto.

15.5	This Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties.

15.6	Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

15.7	This Agreement may be executed in any number of counterparts and by the Parties on different counterparts but shall not be effective until each Party has executed at least one (but not necessarily the same) counterpart. Each counterpart shall constitute an original of this Agreement but all counterparts together shall constitute one and the same agreement.

16	Rights of Third Parties

Save for the indemnities and other provisions of Clause 6 which are expressed to be for the benefit of the Seller’s or the Purchaser’s Associated Parties, no term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement, provided that in no way shall the foregoing operate to prevent or restrict the enforcement of this Agreement by any Party for the benefit of an Affiliate of such Party or any other third party. The Parties may by agreement rescind or vary any term of, this Agreement without the consent of any of the Seller’s or the Purchaser’s Associated Parties.

17	Governing Law

The construction validity and performance of this Agreement and all agreements executed pursuant hereto shall be governed by English law and the Parties hereby irrevocably submit to the exclusive jurisdiction of the English Courts.
IN WITNESS whereof this Agreement has been signed by the duly authorised representatives of the Parties on the day and year first above written.
SIGNED for and on behalf of
SHELL U.K. LIMITED

/s/ Michael Smith

SIGNED for and on behalf of ENDEAVOUR ENERGY UK LIMITED

/s/ Carl Grenz

Schedule 1
The Licence, the Licensed Interest Documents
and other related information
(1)	Licence

United Kingdom Petroleum Production Licence number P.255 dated 30th November 1977

(2)	Licensees and Percentage Interests

		JOA Percentage
Licence/ Block	Licensee	Interest
P.255, Block 22/6a North	Shell U.K. Limited	20.00%
	Apache North Sea Limited	50.00%
	Endeavour Energy UK Limited	10.00%
	First Oil Expro Limited	20.00%
(3)	JOA

“Joint Operating Agreement for UKCS Licence No. P.255 Block 22/6a(North)”

(4)	Operator

Apache North Sea Limited

(5)	Licensed Interest Documents

Doc Reference
No	Doc Title and Date
EP00106-24	Deed of Assignment in respect of various Shell / Esso Licences (Signed 27/09/83 ) Copy
EP00425-00	Licence to Search and Bore for and Get Petroleum in Block Nos 28/1a, 30/14, 30/19a, 30/20 and Part of 22/6a (Signed 30/11/77)
EP00425-01	Deed of Variation Relating to Petroleum Production Licence P255 Blocks 28/1A, 30/14, 30/19A, 30/20 and Part 22/6A (Signed 14/05/85)
EP00425-03	Schedule Licence Number P255 Schedule of retained Area from 25 November 1987 (Signed 08/12/87)
EP00425-04	UK Continental Shelf Licence P255 Blocks 30/14, 30/19a, 30/20 and Part 22/6a Joint Operating Agreement (Signed 16/06/89)
EP00425-05	Supplemental Agreement to P255 Operating Agreement Amendment (Signed 12/07/89)

Doc Reference
No	Doc Title and Date
EP00425-08	Deed of Assignment of UK Petroleum Production Licence Number P255 iro Farm Out of Shell/Esso Interest to FINA (Signed 12/07/89)
EP00425-13	Trust Deed Relating to UK Petroleum Production Licence Number P255 (Signed 17/12/91)
EP00425-14	Second Supplemental Agreement to P255 Operating Agreement (Signed 17/12/91)
EP00425-15	Schedule Licence Number P255 Schedule of retained Area from 25 November 1991 Block 22/6A (Signed 18/11/91)
EP00425-18	Deed of Novation of Trust Deed Relating to UK Petroleum Production Licence Number P255 (Signed 23/04/92)
EP00425-20	Deed of Assignment of UK Petroleum Production Licence Number P255 (Signed 23/04/92)
EP00425-38	Deed of Novation of Trust Deed Relating to UK Petroleum Production Licence Number P255 (Signed 20/09/96)
EP00425-40	Deed of Assignment of United Kingdom Petroleum Production Licence Number P255 (Signed 20/09/96)
EP00425-45	Deed of Novation of Trust Deed Relating to UK Petroleum Production Licence P255 (Signed 20/03/98)
EP00425-48	Deed of Licence Assignment Relating to UK Petroleum Production Licence P255(Signed 20/03/98)
EP00425-49	Supplemental Deed to Trust Deed Relating to United Kingdom Production Licence Number P255 (Signed 31/05/00)
EP00425-51	Deed of Licence Assignment of United Kingdom Production Licence Number P255 (Signed 31/05/00)
EP01001-99	Execution Deed for United Kingdom Petroleum Production Licence P255 Dated 30 November 1977 and UK Continental Shelf Licence P255 Operating Agreement Dated 16 June 1989 (Signed 22/10/04) Certified Copy
EP01011-42	Execution Deed iro United Kingdom Petroleum Production Licence P255 and Affected Petroleum Agreements (Signed 10/05/05) Certified Copy
EP01015-20	Execution Deed re UK Petroleum Production Licence P255 Block 30/19a and Affected Petroleum Agreements (Signed 26/09/05) Certified Copy
EP01015-21	Execution Deed re UK Petroleum Production Licence P255 Block 30/19a and Affected Petroleum Agreements (Signed 26/09/05) Certified Copy
EP01023-53	Joint Operating Agreement for UKCS Licence No P255 Block 22/6a (North) (Signed 15/09/06) (2 Original Copies Signed in Counterpart)
EP01023-54	Deed of Assignment iro United Kingdom Petroleum Production Licence No P255 (Signed 15/09/06) Copy (Six Originals Signed in Counterpart)
EP01023-55	Trust Deed re United Kingdom Petroleum Production Licence P255 (Signed 15/09/06) Copy (Six Originals Signed in Counterpart 2 Apache copies)
EP01023-68	Transfer of Operatorship Agreement iro UK Petroleum Production Licence No P255 Block 22/6a North (excluding the Nelson Field) (Signed 15/09/06) (2 originals signed in counterpart)
EP01025-75	Deed of Novation of Trust Deed re UK Petroleum Production Licence P255 (Signed 08/12/06)
EP01025-76	Deed of Assignment iro United Kingdom Petroleum Production Licence P255 (Signed 08/12/06)
EP01025-77	Novation of Joint Operating Agreement re UK Petroleum Production Licence P255 Block 22/6a North (Signed 08/12/06)

Doc Reference
No	Doc Title and Date
EP01048-83	Bacchus Field Transportation Processing and Operating Services Agreement between Apache North Sea Limited, Endeavour Energy UK Limited and Shell U.K. Limited (Signed 14/06/10) Certified Copy
EP01048-84	Bacchus Field Construction and Tie-In Agreement between Apache North Sea Limited, Endeavour Energy UK Limited and Shell U.K. Limited (Signed 14/06/10) Certified Copy
EP01048-85	Decommissioning Security Agreement re the Bacchus Field between Apache North Sea Limited, Shell U.K. Limited and Endeavour Energy UK Limited (Signed 14/06/10)
EP01050-58	Execution Deed re UK Petroleum Production Licence P255 Block 22/6a North and Affected Petroleum Agreements (Signed 29/10/10) Certified Copy
EP00309-00	Unit Operating Agreement Forties Field UK Continental Shelf (effective date 01/01/84)
EP00309-26	Amendment to Forties Field Unit Operating Agreement (signed 15/03/95)
EP00309-18	Amendment to Unit Operating Agreement Forties Field (signed 10/08/92)
EP00309-07	Unit Operating Amendment Agreement (Forties Field) (signed 01/07/86)
[ ]	Amending Agreement to Forties Field Unit Operating Agreement (signed 15/09/06)
[ ]	Letter Agreement supplemental to a Farm-Out Agreement of 10/12/04 (signed 16/05/05)
[ ]	Schedule of Retained Area (ref 08/03/06/572) (effective date 23/11/09)

Schedule 2
Allocation of Consideration for Taxation Purposes
ALLOCATION OF INITIAL PURCHASE PRICE AND THE DEFERRED
PURCHASE PRICE PER CLAUSE 3.1.1

POUNDS
(i) Plant and machinery	£
(ii) Mineral exploration and access	£
(iii) Licence	£10,000,000
Totals	£10,000,000
1.	In allocating Consideration for Taxation purposes, the Initial Purchase Price and Deferred Purchase Price per Clause 3.1.1(a), the Working Capital Adjustment per Clause 3.1.1(b) and the Time Value Adjustment per Clause 3.1.1(c) shall be fully allocated to Licence under (iii) above.

2.	The total Interim Period Adjustment less such expenditures that represent capital expenditure qualifying for capital allowances under CAA2001 shall be fully allocated to Licence under (iii) above. Such expenditure that represents capital expenditure that does qualify for capital allowances under CAA2001 shall be allocated to Plant and Machinery under (i) above.

3.	Any amount equivalent to interest payable under Clause 3.14.2 shall be allocated to Licence under (iii) above.

4.	For the avoidance of doubt, any sums that may become payable pursuant to a warranty claim under Clause 6 shall be added to or deducted from Licence under (iii) above except to the extent that the warranty specifically relates to (i) or (ii) above.

5.	In allocating the Working Capital Adjustment, the Time Value Adjustment, the Interim Period Adjustment, the amount equivalent to interest under Clause 3.14.2, and any adjustment required under Clause 6 in the manner set out in this Schedule, the final amount allocated to the Licence under (iii) above shall not be a negative amount. Should the aggregate of the Working Capital Adjustment, the Time Value Adjustment, Interim Period Adjustment, the amount equivalent to interest under Clause 3.14.2 and any adjustment required under Clause 6 to be allocated to the Licence under (iii) above exceed the amount of the Consideration under Clause 3.1.1 allocated to the Licence, the remainder shall be allocated to Plant and Machinery under (i) above.

Schedule 3

Working Capital

Part A
1.	Pursuant to Clause 3.5 of this Agreement, the Working Capital Adjustment for the Interests shall be computed in accordance with the provisions of this Schedule, by:
1.1.	adding together the amounts, as valued at the Economic Date, of the:
1.1.1.	Cash Balances, VAT Receivable and Other Assets on the Joint Account; and

1.1.2.	Benefits under paragraph 3 below,
(the “Positive Balance”) for the Interests; and
1.2.	adding together the amounts, as valued at the Economic Date, of the:
1.2.1.	overdraft balance, VAT Payable, Accruals and Other Liabilities on the Joint Account; and

1.2.2.	Obligations under paragraph 3 below,
(the “Negative Balance”) for the Interests; and
1.3.	deducting the Negative Balance from the Positive Balance.
2.	Elements on Joint Account

The elements of working capital on Joint Account to be included in this Working Capital Adjustment shall be all of the items of current assets and current liabilities listed in Joint Account Billings or other documentation from the Operator. These shall include, but not be limited to, the items set out in the Exhibit in Part B to this Schedule where such items shall have the following meanings:

“Accruals”: means the amounts accrued in accordance with the Accruals Basis of Accounting by the Joint Account but unpaid;

“Cash Balances”: means cash balances held by the Joint Account;

“Other Assets”: means other assets due to the Joint Account but not received by the Joint Account;

“Other Liabilities”: means the other liabilities accrued in accordance with the Accruals Basis of Accounting by the Joint Account but unpaid;

“VAT Receivable/Payable”: means VAT due to/from the Joint Account but not recovered/paid.

3.	Elements of Working Capital

The elements of working capital not on Joint Account to be included in this Working Capital Adjustment shall be Obligations and Benefits based on the principles in paragraph 2 as recorded in the accounts of the Seller (other than on the Joint Account).

4.	Valuation of elements
4.1.	All elements on Joint Account shall be valued as the amounts shown in the Joint Account Billings or other documentation from the Licence Operator as at the date in question. All other elements of working capital shall be valued by the Seller as at the date in question based on appropriate supporting documentation to be provided by the Seller.

4.2.	Valuation of Obligations and Benefits:
4.2.1	Subject to paragraph 4.2.2 below, the value of Obligations and Benefits valued under paragraph 3 above shall be included in the Exhibit to this Schedule without any reduction for Taxation.

4.2.2	Any Obligations and Benefits valued under paragraph 3 above shall be adjusted to account for Taxation as follows:
(a)	to the extent that the Obligation represents operating expenditure that can obtain a revenue deduction for CT, the value shall be reduced by fifty per cent (50%);

(b)	to the extent that the Benefit represents a receipt or credit of a revenue nature for CT, the value shall be reduced by fifty per cent (50%).

Schedule 3
Part B — EXHIBIT
Form of Working Capital Adjustment Statement
Elements on Joint Account

	100%	Effective	Interest	Interest
	Joint Venture	Interest	Share	Share
	£	%	£	$
Interest
Cash Balances
VAT Receivable/Payable
Other Assets

Accruals
Other Liabilities

Total

Interest
Cash Balances
VAT Receivable/Payable
Other Assets

Accruals
Other Liabilities

Total

Elements on Seller’s Accounts

Total on Seller’s Accounts

TOTAL WORKING CAPITAL

Schedule 4
Form of Working
Interest Assignment
Dated                      20[•]
(1) SHELL U.K. LIMITED
AND
(2) ENDEAVOUR ENERGY UK LIMITED

INTEREST ASSIGNMENT IN RESPECT OF LICENCE P.255,
BLOCK 22/6a NORTH

THIS DEED is made this	day of	20[ ]
BETWEEN:
(1)	SHELL U.K. LIMITED, whose registered office is situated at Shell Centre, London, SE1 7NA (“Seller”); and

(2)	ENDEAVOUR ENERGY UK LIMITED whose registered office is situated at 33rd Floor City Point, One Ropemaker Street, London, EC2Y 9UE (“Purchaser”).
WHEREAS:
(A)	The Seller and the Purchaser have agreed pursuant to an agreement dated [ ] (the “Agreement”) that, inter alia, the Seller shall assign and transfer to the Purchaser the Interests.

(B)	The Secretary of State for Energy and Climate Change has given all necessary approvals to this Deed.
NOW IT IS HEREBY AGREED:
1.	In this Deed, terms defined in the Agreement shall have the meaning ascribed thereto in the Agreement.

2.	With effect on and from the date hereof, the Seller hereby assigns the Interests to the Purchaser and the Purchaser hereby accepts the Interests.

3.	This Deed shall be governed by and construed in accordance with English law.
IN WITNESS WHEREOF this Deed has been executed as a Deed by [the duly appointed attorneys of] the Seller and the Purchaser on the date first above written.

Schedule 5
Interim and Final Completion Statement Formats
STATEMENT OF SETTLEMENT BALANCES

	Clause/	Amount	Amount	Amount	Amount
Description	Schedule	£	£	$	$
Base Consideration
Consideration	Clause 3.1.1
Working Capital Adjustment	Clause 3.5, Schedule 3	+/-
Time Value Adjustment	Clause 3.14.1

Interim Period Adjustment

Cash Calls Adjustment	Clause 3.6	+/-		+/-

Other Cash Payments Adjustment	Clause 3.7	+		+

		+/-		+/-

Other Cash Receipts Adjustment	Clause 3.8	-		-

		+		+

		+		+

Taxation Adjustment	Clause 11.3	+/-		+/-

Adjustment equivalent to interest	Clause 3.14.2	+/-		+/-

Settlement Balances		£		$

Schedule 6
Work Programmes and Budgets
Bacchus Project Monthly Report #1
Cut-off date 30 September 2010
1.	PROJECT DESCRIPTION

The Bacchus project comprises three subsea production wells tied back to the Forties Alpha platform via a 6.8km subsea bundle containing production, produced water reinjection/heating, gas lift, scale squeeze, methanol pipelines, HP/LP hydraulics, future chemicals and power/signal cabling. The subsea isolation valve towhead is an integral part of the bundle within the 500m safety zone. The topsides modifications include piping systems, pig traps, high integrity pressure protection system, multiphase flow meter, methanol and biocide packages, controls/fire and gas upgrades. The subsea control system incorporates hydraulic power unit and master control station to the topsides scope of work.

2.	EXECUTIVE SUMMARY
2.1	Health, Safety and Environment
•	No injuries.

•	Project HSE Plan achieved progress is 28%.

•	Subsea 7 HSE-MS audit was completed with no major findings.
2.2	Summary of Work in Period
•	The caisson riser was successfully installed to the Forties Alpha platform.

•	Significant focus on project plan integrity and reporting capability.

•	Conducted successful HSE management visits to Isleburn, Invergordon and Subsea 7 Wester to review towhead and pipeline bundle fabrication progress.
2.3	Overall Progress and Cost
•	Overall activity progress is 42% complete (Appendix B).

•	Approved AFE value = £48,466k (Appendix C).

•	Actual spend since inception to date = £31,447k (Appendix C).

•	Estimated final cost = £143,720k (Appendix C).

3.	PERIOD PROGRESS
3.1	Subsurface
•	Pre-drill data packages and input to well planning progressed.
3.2	Drilling and Completions
•	Drill centre location and tree/well running sequence is subject of clarification pending installation method confirmation by Apache drilling/Rowan

•	Well planning progressed. Alternate well trajectories and drilling of pilot holes are being evaluated to reduce the risk of finding and completing in the reservoir. These will we discussed with the JV at a wells TCM in November.

•	Rowan Gorilla VII expected to be ready leave Dundee for Forties Echo around 20th October.
3.3	Subsea Pipelines
•	Subsea 7 replaced its project manager due to ill health.

•	Successfully installed the Bacchus riser caisson and clamps.

•	Commenced pipeline bundle fabrication at Subsea 7’s Wester site and completed 100% of outer carrier pipe welding.

•	Commenced Bacchus and SSIV bundle towhead fabrication.
3.4	Topsides Modifications
•	Topsides preparation works and temporary installations completed for subsea clamps and caisson pull-in.

•	Completed HIPPS system SIL/LOPA assessments, indicating SIL2 rather than SIL3 assumed by FEED deliverables.

•	Completed ESD valve bid evaluation, recommendation and purchase documents prepared for issue ahead of purchase order placement.

•	Received bids for control valves for technical and commercial evaluation.

•	Received final vendor clarification responses on multi-phase flow meter and methanol package.

•	Agreed an alternative location to the FEED proposal for methanol package, reducing installation difficulty and destruct at south side of old MOL turbine exhausts.

•	Facilities Execution (refer to project report for detail)

•	The timing of the Forties Alpha shutdown in 2011, when many of the Bacchus tie-ins will be completed is being revised. The timing of Bacchus completion will not be impacted
3.5	Subsea Trees/Controls

•	Completed site receipt testing of Bacchus trees.

•	Completed master control station hardware factory acceptance test.

•	Continuedthe build of the subsea distribution unit and subsea control module-mounting base.
3.6	Commercial & Legal
•	Progressed allocation and back-out arrangements.

•	Progressed negotiations with BP re FPS transportation & processing and raw gas sale and purchase agreements.
Appendices
Appendix A: HS&E Performance Report & Statistics
Appendix B: Level 1 Project Schedule
Appendix C: Cost Report
Appendix D: Photographs

Appendix A: HSE Performance Report& Statistics
Positives:
•	Achieved injury free month

•	Achieved incident free caisson installation at Forties Alpha

•	HSE Plan 28% complete

•	Subsea 7 HSE-MS audit completed with no major findings
Negatives:
•	One Non Injurious Incident occurred during tug demobilisation activities at Invergordon when forklift damaged caisson protective coating.
Incident statistics:

		Project
INCIDENT	Monthly	Accumulative
CLASSIFICATION	Performance	Performance
LTI	0	0
MTC	0	1
RWC	0	0
FAC	0	0
NII	1	2
NM	0	0

Legend:

LWC	—	Lost Work Case

MTC	—	Medical Treatment Case

RWC	—	Restricted Work Case

FAC	—	First Aid Case

NII	—	Non injurious Incident

NM	—	Near Miss
INCIDENT STATUS

Company /
Date	Location	Incident Description	Classification
Aug 12, 2010	RBG Invergordon	Uncontrolled movement of winch during caisson pull as a result of base plate weld failure due to overload.	NII
Aug 23, 2010	RBG (HCS) Invergordon	IP Burned hand on touching space heater exhaust when he tripped over habitat scaffold frame.	MTC
Sep 11, 2010	RBG Invergordon	Uncertified forklift driver hit caisson damaging protective coating during tug demoblisation activities	NII

Appendix A: HSE Performance Report & Statistics (continued)

Appendix B: Level 1 Project Schedule

Appendix C: Cost Report

MANAGEMENT INFORMATION - BACCHUS DEVELOPMENT
			MONTH:
Block 22/6a (North) - Licence P255			Sep-10
												Approved
			ITD									Development	Estimated
(All figures GBP 000’s)		Approved AFE	Expenditure	Phasing of Expenditure to Date and Estimate to Complete								Budget	Final Cost	Variance
				2010				2011
				1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Construction
BA-10-079-01	FEED Pre Sanction	752	752	0	768	(16)	0	0	0	0	0	752	752	0
BA-10-079-02	Detailed Design & Procurement Pre Sanction	3,970	3,970	0	0	3,970	0	0	0	0	0	3,970	3,970	(1)
no AFE	Project Execution Pre Sanction	0										5,500	0	(5,500)
X	Project Management	0	0	0	0	0	3,743	896	758	834	376	4,889	6,607	1,719
X	Topsides	0	0	0	0	0	4,850	2,123	1,750	647	0	4,207	9,370	5,163
BA-10-079-03	Subsea	43,743	26,725	0	0	26,725	6,292	5,860	3,850	3,980	1,710	45,801	48,416	2,616
X	Subsea Controls	0	0	0	0	0	1,103	2,215	373	0	0	3,234	3,692	458

Drilling
no AFE	Drilling Engineering	0	0	0	0	0	0	0	0	0	0	615	0	(615)
X	Well 1	0	0	0	0	0	580	12,700	12,109	0	0	23,910	25,389	1,479
X	Well 2	0	0	0	0	0	580	1,500	19,700	119	0	20,664	21,899	1,235
X	Well 3	0	0	0	0	0	0	580	1,400	21,000	645	21,802	23,625	1,823

Total Expenditure		48,466	31,447	0	768	30,679	17,148	25,874	39,940	26,580	2,731	135,343	143,720	8,377

Appendix D: Photographs
Caisson pull-in operation
Caisson successfully seated in the dead weight support

Appendix D: Photographs (continued)
Bundle outer sheath extended across the Wester site landscape

Bundle internal carrier pipe alignment and pre-heat activity
Appendix D: Photographs (continued)

Inland site workshop bundle assembly line
Bundle internal and outer sheath pipelines on Wester site tracks

APACHE NORTH SEA LTD

MANAGEMENT INFORMATION - BACCHUS DEVELOPMENT
			MONTH:
Block 22/6a (North) - Licence P255			Sep-10
												Approved				“Worst
		Approved	ITD									Development	Estimated			Case”
(All figures GBP 000’s)		AFE	Expenditure	Phasing of Expenditure to Date and Estimate to Complete								Budget	Final Cost	Variance	Comments	EFC
				2010				2011
				1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Construction
BA-10-079-01	FEED Pre Sanction	752	752	0	768	-16	0	0	0	0	0	752	752	-0		752
BA-10-079-02	Detailed Design & Procurement Pre Sanction	3,970	3,970	0	0	3,970	0	0	0	0	0	3,970	3,970	-0		3,970
x	Project Management	0	0	0	0	0	3,743	896	758	834	376	6,669	6,607	-62		6,607
x	Topsides	0	0	0	0	0	4,850	2,123	1,750	647	0	4,727	9,370	4,643	Change in materials	9,370
BA-10-079-03	Subsea	43,743	26,725	0	0	26,725	6,292	5,860	3,850	3,980	1,710	48,541	48,416	-124		48,416
x	Subsea Controls	0	0	0	0	0	1,103	2,215	373	0	0	3,594	3,692	98		3,692

Drilling
x	Well 1	0	0	0	0	0	580	12,700	12,109	0	0	24,148	25,389	1,241		25,389
x	Well 2	0	0	0	0	0	580	1,500	19,700	119	0	20,902	21,899	997		21,899
x	Well 3	0	0	0	0	0	0	580	1,400	21,000	645	22,040	23,625	1,584		23,625

Total Expenditure		48,466	31,447	0	768	30,678	17,148	25,874	39,940	26,580	2,731	135,343	143,720	8,376		143,720

														6.2%